As filed with the U.S. Securities and Exchange Commission on September 25, 2006

Registration No. 333 - ___

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-6

Registration Statement under the Securities Act of 1933	☒
Pre-Effective Amendment No. ___	[	]
Post-Effective Amendment No. ___	[	]

AND

Registration Statement under the Investment Company Act of 1940
Amendment No. ___	☒

THE PRUDENTIAL VARIABLE CONTRACT ACCOUNT GI-2

(Exact Name of Registrant)

---------------

THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

(Name of Depositor)

---------------

Prudential Plaza

Newark, New Jersey 07102-37777

(973) 802-7333

(Complete address and telephone number of Depositor)

---------------

Michael J. Scharpf

Vice President and Corporate Counsel

The Prudential Insurance Company of America

290 West Mount Pleasant Avenue

Livingston, New Jersey 07039-2729

(Name and complete address of agent for service)

---------------

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the registration statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

PART A:

INFORMATION REQUIRED IN THE PROSPECTUS

PROSPECTUS

______________, 2006

PRUDENTIAL VARIABLE CONTRACT ACCOUNT GI-2

PRUBENEFIT SELECTSM

Group Flexible Premium Variable Universal Life Insurance Contract

This prospectus describes the PruBenefit SelectSM group flexible premium variable universal life insurance contract (the “Group Contract”), offered by The Prudential Insurance Company of America (“Prudential”) solely to Employers or to trusts established by Employers (each, a “Contract Holder”). Each Group Contract will provide life insurance (a “Coverage”) on Employees (each, a “Covered Person”) of an Employer. The Contract Holder will generally be the sole beneficiary of each Coverage and have all rights and privileges under the Group Contract including the right to assign a Coverage to a Covered Person. The Contract Holder must agree to use the proceeds of each Coverage to finance the cost of employee benefits which may include non-qualified executive deferred compensation or salary continuation plans, retiree medical benefits or other purposes related to informal funding for employee benefits.

The Contract Holder may choose to invest the Group Contract’s premiums and its earnings in one or more of the available Variable Investment Options of the Prudential Variable Contract Account GI-2 (the “Account”). For a list of the available Funds in which Variable Investment Options invest, their investment objectives and their investment advisers, see The Variable Investment Options.

The Contract Holder may also choose to invest the Group Contract's premiums and its earnings in the Fixed Interest Rate Option, which pays a guaranteed interest rate. See The Fixed Interest Rate Option.

Read this Prospectus. Read this prospectus before purchasing the Group Contract. Keep it for future reference. Current prospectuses for each of the underlying mutual funds accompany this prospectus. These prospectuses contain important information about the mutual funds. Read these prospectuses and keep them for reference.

Neither the Securities and Exchange Commission (“SEC”) nor any state securities commission has approved or disapproved of these securities or determined that the Group Contract is a good investment, nor has the SEC determined that this prospectus is complete or accurate. It is a criminal offense to state otherwise.

Investment in a variable universal life insurance contract is subject to risk, including the possible loss of principal. An investment in PruBenefit SelectSM is not a bank deposit and is not insured by the Federal Deposit Insurance Corporation (“FDIC”) or any other governmental agency.

The Prudential Insurance Company of America

13001 Country Road 10

Plymouth, MN 55442

Telephone (800) 286-7754

PruBenefit SelectSM is a service mark of Prudential.

PROSPECTUS CONTENTS

Page

Group Flexible Premium Variable Universal Life Insurance Contract	1
SUMMARY OF CHARGES AND EXPENSES	1
Expenses other than Expenses of the Funds	1
Expenses of the Funds	3
SUMMARY OF THE CONTRACT AND CONTRACT BENEFITS	3
Brief Description of the Group Contract	3
Basic Insurance	3
Target Term Insurance	3
Types of Death Benefits Available Under the Group Contract	4
Increasing or Decreasing Insurance Amounts	4
The Coverage Fund	4
Premium Payments	4
Allocation of Premium Payments	5
Investment Choices	5
Transfers Among Investment Options	5
Access to Contract Values	5
Loans on Coverage Funds	5
Canceling the Contract (“Free-Look”)	6
SUMMARY OF CONTRACT RISKS	6
Contract Values are Not Guaranteed	6
Increase in Charges	6
Coverage Lapse	6
Risks of Using the Group Contract as a Short-Term Savings Vehicle	6
Risks of Taking Withdrawals	7
Tax Treatment of Contract Benefits	7
Limitations on Transfers	7
Limitations on Surrender of Coverage	7
Risks of Taking a Loan	8
Tax Consequences of Buying the Group Contract	8
Replacement of the Group Contract	9
SUMMARY OF RISKS ASSOCIATED WITH THE VARIABLE INVESTMENT OPTIONS	9
Risks Associated with the Variable Investment Options	9
Learn More about the Variable Investment Options	9
GENERAL DESCRIPTIONS OF THE REGISTRANT, DEPOSITOR, AND VARIABLE INVESTMENT OPTIONS	9
The Prudential Insurance Company of America	9
The Variable Investment Options	10
Service Fees Payable to Prudential	18
Voting Rights	18
Substitution of Variable Investment Options	19
The Fixed Interest Rate Option	19
CHARGES AND EXPENSES	19
Premium Load	20
Cost of Insurance (“COI”)	21
Mortality and Expense Charge	21
Administrative Charge	22
Transaction Charges	22
Funds Charges	22
Reduction of Charges	22
PERSONS HAVING RIGHTS UNDER THE GROUP CONTRACT	22
Contract Holder	23
Beneficiary	23
Certificate Holders	23
OTHER GENERAL CONTRACT PROVISIONS	24
Assignment	24

Assignment of Coverage to a Covered Person	24
Incontestability	24
Misstatement of Age, Sex or Smoking Status	24
Suicide Exclusion	24
Fixed Interest Rate Option	25
Misrepresentations in the Application	25
Void Terminations	25
Adding Covered Persons after the Contract Date	25
REQUIREMENTS FOR ISSUANCE OF A COVERAGE	25
PREMIUMS	26
Minimum Initial Premium	26
Allocation of Premiums	27
Premiums in Connection with Additional Persons	27
Transfers/Restrictions on Transfers	28
Dollar Cost Averaging	29
DEATH BENEFITS	29
Coverage Effective Date	29
When Proceeds Are Paid	29
Types of Death Benefit	29
Changing the Type of Death Benefit	30
TARGET TERM INSURANCE	31
INCREASES IN BASIC INSURANCE AND/OR TARGET TERM INSURANCE	33
DECREASES IN BASIC INSURNACE AND/OR TARGET TERM INSURNACE	34
CONTRACT VALUES	34
Surrender	34
How the Surrender Value Will Vary	35
Return of Charges	35
Loans	36
Withdrawals	37
LAPSE AND REINSTATEMENT	38
TAXES	39
DISTRIBUTION AND COMPENSATION	41
LEGAL PROCEEDINGS	43
ADDITIONAL INFORMATION	44
DEFINITIONS OF SPECIAL TERMS	45
USED IN THIS PROSPECTUS	45
TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION	47

SUMMARY OF CHARGES AND EXPENSES

Capitalized terms used in this prospectus are defined where first used or in the DEFINITIONS OF SPECIAL TERMS USED IN THIS PROSPECTUS.

Expenses other than Expenses of the Funds

The following tables describe the maximum fees and expenses that the Contract Holder could pay when buying, owning and surrendering the Group Contract. Prudential’s current fees and expenses may be lower than the maximum fees and expenses reflected in the following tables. For more information about fees and expenses, see CHARGES AND EXPENSES.

The first table describes the maximum and current fees and expenses that the Contract Holder will pay at the time it purchases the Group Contract, makes a premium payment, surrenders the Group Contract or transfers amounts between Variable Investment Options.

-----------------------------------------------------------------------------------------------------------------------------------                   ----------------
                                                         Transaction Fees
-----------------------------------------------------------------------------------------------------------------------------------
                   Charge                         When Charge is Deducted       Maximum Amount Deductible          Current
                                                                                                               Amount Deducted
--------------------------------------------- --------------------------------- -------------------------- ------------------------

Premium Load(1)                                Deducted from premium payments     8.50% of each Target      8.50% of each Target
                                                                                  Premium and 2.00% of      Premium and 2.00% of
                                                                                    Excess Premium(2)         Excess Premium(3)
                                                                                                           ------------------------
--------------------------------------------- --------------------------------- -------------------------- ------------------------

Surrender fee                                     Deducted upon Surrender                   0                         0
--------------------------------------------- --------------------------------- -------------------------- ------------------------
--------------------------------------------- --------------------------------- -------------------------- ------------------------

Transfer fee                                   Each transfer exceeding 12 per              $25                       $25
                                               coverage in any Coverage Year
--------------------------------------------- --------------------------------- -------------------------- ------------------------

1 The Premium Load includes a charge for any federal, state or local income, premium, excise, business tax or any other type of charge, or component thereof, measured by or based upon the amount of premium received by Prudential. In Oregon, this is called a premium based administrative charge.

2 The maximum Amount Deductible is reduced to 3.75% of each Target Premium and 2.00% of Excess Premium in Coverage Years five through nine. Maximum Amount Deductible for any premium received in Coverage Years 10 and later is 3.75% of the premium received.

3 The current Amount Deductible is reduced to 3.75% of each Target Premium and 2.00% of Excess Premium in Coverage Years five through nine. The current Amount Deductible for any premium received in Coverage Years 10 and later is 3.75% of the premium received.

The second table describes the maximum and current Group Contract fees and expenses that the Contract Holder will pay periodically during the time it owns the Group Contract, not including the Funds’ fees and expenses.

Periodic Contract Charges other than the Funds’ Fees and Expenses
Charge	When Charge is Deducted	Maximum Amount Deductible	Current Amount Deducted
Cost of Insurance (“COI”) for the Basic Insurance [1]	Monthly	$83.333 per $1,000 of Net Amount at Risk (“NAR”)	Minimum amount deducted is $__ per __. The charge for a representative Covered Person, with [characteristics] is $__ per __.
COI for the Target Term Insurance [2]	Monthly	$83.333 per $1,000 of Net Amount at Risk (“NAR”)	Minimum amount deducted is $__ per __. The charge for a representative Covered Person, with [characteristics] is $__ per __.
Mortality and Expense Risk charge	Monthly	0.04% of assets in Variable Investment Options	0.02166667% of assets in the Variable Investment Options[3]
Net interest on loans [4]	Annually	1%	1%
Administrative Fee	Monthly	$10 per Covered Person	$10 per Covered Person
Administrative Fee for Increases to Basic Insurance	Each Transaction	$25 per transaction	$0

1 The current COI charge for the Basic Insurance varies based on the individual characteristics of the Covered Person, including such characteristics as: age, gender, Underwriting Class, Extra Rating Class, if any, smoker status, and years from Coverage Effective Date. For example, the highest COI rate is for a Covered Person age 99.

2 The current COI charge for the Target Term Insurance varies based on the individual characteristics of the Covered Person, including such characteristics as: age, gender, Underwriting Class, and years from Coverage Effective Date. For example, the highest COI rate is for a Covered Person age 99.

3 The current Mortality and Expense Risk charge is reduced from 0.02166667% to 0.015% of assets in Variable Investment Options in Coverage Years 10 and later.

4 The maximum loan rate reflects the net difference between a standard loan with an effective annual interest charge of 5% and an effective annual interest credit equal to 4%. Preferred loans are currently charged a lower effective annual interest rate. See Loans.

Expenses of the Funds

This table shows the minimum and maximum total operating expenses charged by the Funds that the Contract Holder will pay periodically during the time it has allocated Net Premium and earnings to the corresponding Variable Investment Options. More detail concerning each Fund’s fees and expenses is contained in the prospectus for each of the Funds.

Total Annual Fund Operating Expenses	Minimum	Maximum

(Expenses that are deducted from the Fund’s assets, including management fees, any distribution and/or service (12b-1) fees, and other expenses, but not including reductions for any fee waiver or other reimbursements.)

	%	%

SUMMARY OF THE CONTRACT AND CONTRACT BENEFITS

Brief Description of the Group Contract

PruBenefit SelectSM is a form of group flexible premium variable universal life insurance. The Group Contract provides life insurance coverage for each individual identified as a Covered Person. Each Covered Person must consent in writing to be insured and must meet Prudential’s underwriting requirements as set forth in the Group Contract. Prudential establishes a Death Benefit and Coverage Fund with respect to each Covered Person. The Contract Holder may invest Net Premiums and earnings in one or more of the available Variable Investment Options or in the Fixed Interest Rate Option. The value of each Death Benefit and Coverage Fund changes every day according to the investment performance of the Variable Investment Options to which the Contract Holder has allocated Net Premiums. The aggregate value of the Coverage Funds equals the Group Contract’s aggregate Cash Value.

Although the value of each Coverage Fund will increase if there is favorable investment performance in the Variable Investment Options, investment returns in the Variable Investment Options are NOT guaranteed. There is a risk that investment performance will be unfavorable and that the value of each Coverage Fund will decrease. The risk will be different, depending upon which Variable Investment Option(s) the Contract Holder chooses. The Contract Holder bears the risk of any decrease in value. If the Contract Holder selects the Fixed Interest Rate Option, Prudential credits each Coverage Fund with a declared rate of interest, but the Contract Holder assumes the risk that the rate may change, although it will never be lower than an effective annual rate of 2%. Transfers into and out of the Fixed Interest Rate Option are subject to strict limits.

Some features described in this prospectus may not be available in some states.

Basic Insurance

The Basic Insurance is determined with respect to each Covered Person based on his or her age, sex and Underwriting Class at the time the Contract Holder purchases the Coverage. The Basic Insurance will remain in force so long as premiums and other charges are paid as described in the Group Contract.

Target Term Insurance

Prudential permits the Contract Holder to purchase additional insurance (“Target Term Insurance”) with respect to each Covered Person. Unlike Basic Insurance, Target Term Insurance on each Covered Person will terminate when such Covered Person reaches Attained Age 100.

Currently, Prudential assesses lower sales loads on the Target Term Insurance and the current Cost of Insurance for each Covered Person is also lower in the first 10 years. As a result, in the early years of a Coverage, the Cash Value for a particular Coverage is generally higher than it would be if the Coverage were all Basic Insurance and no Target Term Insurance. However, in later years, the Cash Value may be lower than it would be if the Coverage were all Basic Insurance and no Target Term Insurance, as the cost of Target Term Insurance is higher in later years.

There are various factors to consider regarding Target Term Insurance. Prudential pays significantly lower commissions on a Coverage with Target Term Insurance than on a Coverage without Target Term Insurance with the same initial Death Benefit and premium payments. This may provide a financial incentive for a broker or agent to promote the sale of a Coverage without Target Term Insurance. Not all Group Contract benefits are available to Group

Contracts issued with Target Term Insurance. For the factors to consider when adding Target Term Insurance to a Coverage, see Target Term Insurance below.

Types of Death Benefits Available Under the Group Contract

The Contract Holder may choose a different type of Death Benefit for each Coverage. There are three types of Death Benefit available:

Type A (fixed) Death Benefit under which the death benefit generally remains at the Basic Insurance the Contract Holder initially chooses. The Coverage Fund, described below, may grow to a point where the Type A Death Benefit may increase and vary with the investment experience of the Variable Investment Options.

Type B (variable) Death Benefit under which the death benefit will vary with the investment experience of the Variable Investment Options. For Type A and Type B Death Benefits, as long as the Coverage is in force, the Death Benefit will never be less than the Basic Insurance shown on the Benefit Summary Report for such Covered Person.

Type C (return of premium) Death Benefit under which the death benefit is generally equal to the Basic Insurance plus the total premiums paid for such Coverage, less withdrawals, accumulated at an interest rate between 0% and 8%, in ½% increments, chosen by the Contract Holder.

With any type of Death Benefit, the death benefit may be increased to ensure that the Coverage will satisfy the Internal Revenue Code's definition of life insurance. See Types of Death Benefit and Changing the Type of Death Benefit.

Increasing or Decreasing Insurance Amounts

Subject to conditions determined by Prudential after the issue of the Group Contract, the Contract Holder may increase or decrease the amount of insurance for any Coverage. Each Coverage will be subject to its own monthly deductions. See INCREASES IN BASIC INSURANCE AND/OR TARGET TERM INSURANCE.

Prudential may decline a request to decrease or increase an insurance amount if Prudential determines it would cause the Coverage to fail to qualify as life insurance for purposes of Section 7702 of the Internal Revenue Code. In addition, if the Basic Insurance is decreased or a significant premium is paid in conjunction with an increase, there is a possibility that the Coverage will be classified as a Modified Endowment Contract. See TAXES.

The Coverage Fund

There is a Coverage Fund with respect to each Covered Person. Coverage Fund values change daily, reflecting: (1) increases or decreases in the value of the Variable Investment Options; (2) interest credited on any amounts allocated to the Fixed Interest Rate Option; and (3) interest credited on any Loan Account. The Coverage Fund values also change to reflect the receipt of premium payments, charges deducted from premium payments, withdrawals, and the monthly deductions described under CHARGES AND EXPENSES.

Premium Payments

Except for the Minimum Initial Premium and subject to a minimum, currently $1,000, for any subsequent payment, the Contract Holder chooses the timing and amount of premium payments. A Coverage will remain in force if its Coverage Fund is greater than an amount equal to the total charges for one month and more than any Coverage Debt. Paying insufficient premiums, poor investment results or the taking of loans or withdrawals from any Coverage will increase the possibility that such Coverage will lapse. See PREMIUMS and LAPSE AND REINSTATEMENT.

If the Contract Holder pays more premium for a Coverage than permitted under Section 7702A of the Internal Revenue Code, such Coverage will be classified as a Modified Endowment Contract, which will affect the federal income tax treatment of loans and withdrawals. For more information, see Modified Endowment Contracts.

Allocation of Premium Payments

When the Contract Holder applies for the Group Contract, the Contract Holder instructs Prudential how to allocate its Net Premiums. The Contract Holder may change the way in which subsequent Net Premiums are allocated by giving written notice to Prudential as provided in the Group Contract. See Allocation of Premiums.

The initial Net Premium is applied to each Covered Person’s Coverage Fund as of the Coverage Effective Date. Prudential will apply the initial premium to each Coverage Fund as of the end of the Valuation Period in which it is received in Good Order at Prudential as provided in the Group Contract.

The charge for Premium Loads will also apply to all subsequent premium payments. The remainder of each subsequent premium payment will be invested as of the end of the valuation period in which it is received in Good Order at Prudential as provided in the Group Contract, in accordance with the allocation previously designated by the Contract Holder.

Investment Choices

The Contract Holder may choose to invest the Group Contract's Net Premiums and its earnings in one or more of the available Variable Investment Options. The Contract Holder may also invest in the Fixed Interest Rate Option. See The Variable Investment Options and The Fixed Interest Rate Option. The Contract Holder may transfer money among investment choices, subject to restrictions. See Transfers/Restrictions on Transfers.

Prudential may add or remove the available Variable Investment Options in the future and may change the provisions applicable to the Fixed Interest Rate Option.

Transfers Among Investment Options

The Contract Holder may, up to 20 times for each Coverage each Coverage Year, transfer amounts among the Variable Investment Options or to the Fixed Interest Rate Option. There is an administrative charge of up to $25 for each transfer made exceeding 12 in any Coverage Year. Certain Funds may have additional restrictions. Transfers into and out of the Fixed Interest Rate Option for each Coverage are subject to strict limits.

Prudential reserves the right to prohibit transfer requests it determines to be disruptive to the Variable Investment Options or to the disadvantage of other Contract Holders.

Restrictions will be applied uniformly and will not be waived. Each transfer must be made by written notice in a form acceptable to Prudential.

See Transfers/Restrictions on Transfers and Dollar Cost Averaging.

Access to Contract Values

While the Covered Person is living, the Contract Holder may surrender a Coverage for its Surrender Value, which is the Coverage Fund minus any Coverage Debt plus, if applicable, any amount paid under the Return of Charges provision. If the Contract Holder surrenders the Coverage within the first eight Coverage Years and such Coverage is not in default, the Contract Holder may be entitled to a return of a portion of charges. See Return of Charges. Surrender of a Coverage may have tax consequences. See Surrender and TAXES.

Under certain circumstances, the Contract Holder may withdraw a part of a Coverage’s Surrender Value without surrendering the Coverage. The amount withdrawn must be at least $5,000 per withdrawal. Withdrawal of the Surrender Value may have tax consequences. See Withdrawals and TAXES.

Loans on Coverage Funds

The Contract Holder may borrow money from Prudential using one or more Coverage Funds as security for the loan, provided that the related Coverages are not in default. The maximum loan amount for each Coverage is equal to the Cash Value less the total charges for one month, subject to any state requirement. The Fixed Interest Rate Option will have a different loan value. Loans are not permitted from a Coverage that has already lapsed. The minimum loan amount the Contract Holder may borrow is generally $5,000, but may be lower in some states. See Loans.

Canceling the Contract (“Free-Look”)

Generally, the Contract Holder may return the Group Contract for a refund within 10 days after the Contract Holder receives it or within any longer period of time required by state law. In general, the Contract Holder will receive a refund of all premium payments made. If applicable law permits a market value Free-Look, the Contract Holder will receive the aggregate Coverage Fund value, which includes any investment results, plus the amount of any charges that have been deducted. A Group Contract returned according to this provision shall be deemed void from the beginning. No allocation to the Variable Investment Options during the Free-Look period is permitted where state law mandates the refund of premium payments. At Prudential’s discretion and where permitted by state law, the Contract Holder may waive its right to return the Group Contract during the Free-Look period. With Prudential’s consent, the Contract Holder may allocate Net Premium to the Variable Investment Options immediately upon waiving the Free-Look right.

SUMMARY OF CONTRACT RISKS

Contract Values are Not Guaranteed

The Contract Holder’s benefits, including life insurance, are not guaranteed but may be entirely dependent on the investment performance of the Variable Investment Options selected by the Contract Holder. The value of each Coverage Fund rises and falls with the performance of the investment options chosen by the Contract Holder and the charges that Prudential deducts. Poor investment performance could cause one or more Coverages to lapse and the Contract Holder could lose the insurance coverage.

The Variable Investment Options chosen by the Contract Holder may not perform to expectations. Investing in the Group Contract involves risks including the possible loss of the Contract Holder’s entire investment. Only the Fixed Interest Rate Option provides a minimum guaranteed rate of return. For more detail, please see Risks Associated with the Variable Investment Options and The Fixed Interest Rate Option.

Increase in Charges

In several instances Prudential will use the terms maximum charge and current charge. The maximum charge in each instance is the highest charge that Prudential may make under the Group Contract. The current charge in each instance is the amount that Prudential now charges, which may be lower than the maximum charge. If circumstances change, Prudential reserves the right to increase each current charge, up to the maximum charge, without giving any advance notice.

Coverage Lapse

Each month Prudential determines the value of each Coverage Fund. If any Coverage Fund is less than an amount equal to total charges for one month, that Coverage lapses. A Coverage will also lapse if at any time the Coverage Debt equals or exceeds the Coverage Fund. See Loans. Should either event occur, Prudential will notify the Contract Holder of the required payment to prevent such Coverage from terminating. The Contract Holder’s payment must be received by Prudential within the 61-day grace period after the notice of lapse is mailed or the Coverage will end and have no value. See LAPSE AND REINSTATEMENT. If the Contract Holder has an outstanding loan when a Coverage lapses, the Contract Holder may have taxable income as a result. See Pre-Death Distributions.

Risks of Using the Group Contract as a Short-Term Savings Vehicle

The Group Contract is designed to provide benefits on a long-term basis. Consequently, the Contract Holder should not purchase the Group Contract as a short-term investment or savings vehicle. Because of the long-term nature of the Group Contract, the Contract Holder should decide carefully whether purchasing the Group Contract is consistent with the purpose for which it is being considered.

Because the Group Contract provides for an accumulation of Cash Value as well as a Death Benefit, the Contract Holder may wish to use it for various insurance planning purposes. Purchasing the Group Contract for such purposes may involve certain risks.

If the Variable Investment Options chosen by the Contract Holder perform poorly, if the Contract Holder does not pay sufficient premiums, or if the Contract Holder accesses the values in any Coverage through withdrawals or loans, one or more Coverages may lapse or the Contract Holder may not accumulate the funds needed.

Risks of Taking Withdrawals

If a Coverage meets certain requirements, the Contract Holder may make withdrawals from a Coverage’s Surrender Value while such Coverage is in force. The amount withdrawn must be at least $5,000. The withdrawal amount is limited by the requirement that the affected Coverage’s Net Cash Value after withdrawal may not be less than an amount equal to the total charges for one month. Withdrawal of the Surrender Value may have tax consequences.

Tax Treatment of Contract Benefits

Whenever a Contract Holder makes a withdrawal, Prudential will immediately reduce the Death Benefit by at least the amount of the withdrawal. Withdrawals under Type B (variable) Death Benefit and Type C (return of premium) Death Benefit will generally not change the Basic Insurance. However, under a Type A (fixed) Death Benefit, the withdrawal may require a reduction in the Coverage up to the withdrawal amount. Prudential will reduce the Basic Insurance and Target Term Insurance, if any, proportionately using a formula to ensure that the affected Coverages satisfy the definition of life insurance under Section 7702 of the Internal Revenue Code. Prudential will not permit a withdrawal from a Type A (fixed) Death Benefit if it would result in a Coverage less than the Minimum Coverage Amount specified in the Group Contract. See REQUIREMENTS FOR ISSUANCE OF A GROUP CONTRACT. If the Basic Insurance is decreased, there is a possibility that the Coverage might be classified as a Modified Endowment Contract. Accessing the values in the Coverage through withdrawals may significantly affect current and future coverage values or proceeds and may increase the chance that a Coverage will lapse. Before making any withdrawal that causes a decrease in Basic Insurance, the Contract Holder should consult with its tax adviser and its registered representative. See Withdrawals and TAXES.

Limitations on Transfers

Transfer limitations apply to each Coverage, rather than on a Group Contract basis. Transfers are limited to 20 per Coverage each Coverage Year and a charge of $25 applies to each transfer after the twelfth. Certain Funds may have additional restrictions. Transfers into and out of the Fixed Interest Rate Option are subject to strict limits.

Currently, certain transfers effected systematically under a dollar cost averaging program described in this prospectus do not count towards the limit of 20 transfers per Coverage Year. See Dollar Cost Averaging.

Generally, only one transfer from the Fixed Interest Rate Option is permitted per Coverage each Coverage Year. The maximum amount the Contract Holder may transfer out of the Fixed Interest Rate Option each year is the greater of 25% of the largest amount in the Fixed Interest Rate Option over the last four years or $2,000. If the Contract Holder’s balance is lesser than $2,000, then any transfer request must be for the total balance.

Prudential may modify the Contract Holder’s right to make transfers by restricting the number, timing and/or amount of transfers Prudential finds to be disruptive to the Variable Investment Options or to the disadvantage of other Contract Holders.

Restrictions will be applied uniformly and will not be waived. See Transfers/Restrictions on Transfers.

Limitations on Surrender of Coverage

The Contract Holder may surrender any Coverage at any time for its Surrender Value while the Covered Person is living. The Surrender Value of a surrendered Coverage will be determined as of the end of the Valuation Period in which such a request is received at Prudential. In addition, the surrender of a Coverage may have tax consequences. See TAXES. Surrendering the Group Contract will surrender all Coverages at once.

Risks of Taking a Loan

Accessing the values in a Coverage through loans may significantly affect current and future values or Death Benefit proceeds and may increase the chance that one or more Coverages will lapse. A Coverage will lapse if, at any time, the Coverage Debt equals or exceeds the Coverage Fund. If a Coverage lapses or is surrendered, the amount of unpaid Coverage Debt will be treated as a distribution and will be immediately taxable to the extent of the gain in the applicable Coverage Fund. If a Coverage is a Modified Endowment Contract for tax purposes, taking a loan may have tax consequences. See TAXES.

Tax Consequences of Buying the Group Contract

Each Coverage is structured to meet the definition of life insurance under Section 7702 of the Internal Revenue Code using the Cash Value Accumulation Test. Under the Cash Value Accumulation Test, there is a minimum Death Benefit to Cash Value ratio. Prudential reserves the right to refuse to accept a premium payment that would, in Prudential’s sole determination, cause any Coverage to fail to qualify as life insurance. Prudential also has the right to refuse to accept any payment that increases the Death Benefit by more than it increases the related Coverage Fund. Although Prudential believes that each Coverage should qualify as life insurance for tax purposes, there are some uncertainties particularly because the Secretary of Treasury has not yet issued permanent regulations that bear on this question. Accordingly, Prudential reserves the right to make changes, which will be applied uniformly to all Contract Holders after advance written notice, that Prudential deems necessary to insure that the Group Contract and each Coverage will qualify as life insurance.

Current federal tax law generally excludes all Death Benefits from the gross income of the beneficiary of a life insurance contract. In addition, the Contract Holder generally is not subject to taxation on any increase in the contract value until and if it is withdrawn. Generally, the Contract Holder is taxed on surrender proceeds and the proceeds of any partial withdrawals only if those amounts, when added to all previous distributions, exceed the total premiums paid. Amounts received upon surrender or withdrawal, as well as any amounts taken as loans, in excess of premiums paid are treated as ordinary income.

Special rules govern the tax treatment of life insurance policies that meet the federal definition of a Modified Endowment Contract. A Coverage could be classified as a Modified Endowment Contract if premiums in amounts that are too large are paid or a decrease in the Basic Insurance is made to any Coverage. An increase in the Coverage Amount may also cause a Coverage to be classified as a Modified Endowment Contract if a significant premium is paid in conjunction with an increase. Prudential will notify the Contract Holder if a premium or a reduction in a Coverage Amount would cause a Coverage to become a Modified Endowment Contract, and advise the Contract Holder of its options.

Under current tax law, Death Benefit payments under Modified Endowment Contracts, like Death Benefit payments under other life insurance contracts, generally are excluded from the gross income of the beneficiary. However, amounts paid to the Contract Holder before a Covered Person's death, including loans and withdrawals, are included in income to the extent that the Coverage Fund exceeds the premiums paid for such Coverage increased by the amount of any loans previously included in income and reduced by any untaxed amounts previously received other than the amount of any loans excludible from income. An assignment of a Coverage that meets the definition of a Modified Endowment Contract is taxable in the same way. These rules also apply to pre-death distributions, including loans and assignments, made during the two-year period before the time that such Coverage became a Modified Endowment Contract.

All Modified Endowment Contracts issued by Prudential to the Contract Holder during the same calendar year are treated as a single Group Contract for purposes of applying these rules. See TAXES.

Any taxable income on pre-death distributions, including full surrenders, is subject to a penalty of 10 percent. If Coverage has been assigned to a Covered Person, the 10% penalty does not apply if the amount is received on or after age 59½, on account of a Covered Person becoming disabled or if the distribution is as a life annuity. It is presently unclear how the penalty tax provisions apply to Group Contracts owned by businesses.

Replacement of the Group Contract

The replacement of life insurance is generally not in the best interest of the Contract Holder. In most cases, if the Contract Holder requires additional coverage, the benefits of the existing Group Contract can be protected by purchasing additional insurance. If the Contract Holder is considering replacing a Group Contract, the Contract Holder should compare the benefits and costs of supplementing its existing Group Contract with the benefits and costs of purchasing the Group Contract described in this prospectus and the Contract Holder should consult with a tax adviser.

SUMMARY OF RISKS ASSOCIATED WITH THE VARIABLE INVESTMENT OPTIONS

The Contract Holder may choose to invest its Group Contract's Net Premiums and its earnings in one or more of the available Variable Investment Options. The Contract Holder may also invest in the Fixed Interest Rate Option. The Fixed Interest Rate Option is the only investment option that offers a guaranteed rate of return. See The Variable Investment Options and The Fixed Interest Rate Option.

Risks Associated with the Variable Investment Options

The Variable Investment Options invest in the shares of one or more open-end management investment companies registered under the Investment Company Act of 1940. Each Fund has its own investment objective and associated risks which are described in the accompanying Fund prospectuses. The income, gains, and losses of one Fund have no effect on the investment performance of any other Fund.

Prudential does not promise that the Funds will meet their investment objectives. Amounts the Contract Holder allocates to the Variable Investment Options may grow in value, decline in value or grow less than the Contract Holder expects, depending on the investment performance of the Variable Investment Options the Contract Holder chooses. The Contract Holder bears the investment risk that the Funds may not meet their investment objectives. The Contract Holder may lose its entire investment in the Variable Investment Options. Although the Series Fund Money Market Portfolio is designed to be a stable investment option, it is possible to lose money in that portfolio. For example, when prevailing short-term interest rates are very low, the yield on the Money Market Portfolio may be so low that, when Account and Group Contract charges are deducted, the Contract Holder experiences a negative return. See The Variable Investment Options.

Learn More about the Variable Investment Options

Before allocating amounts to the Variable Investment Options, the Contract Holder should read the current Fund prospectuses for detailed information concerning their investment objectives, strategies and investment risks.

GENERAL DESCRIPTIONS OF THE REGISTRANT, DEPOSITOR, AND VARIABLE INVESTMENT OPTIONS

The Prudential Insurance Company of America

The Group Contracts are issued by The Prudential Insurance Company of America (“Prudential”), a New Jersey stock life insurance company that has been doing business since 1875. Prudential is an indirect wholly owned subsidiary of Prudential Financial, Inc. (“Prudential Financial”), a New Jersey insurance holding company, and is located at 751 Broad Street, Newark, New Jersey, 07102. Prudential Financial exercises significant influence over the operations and capital structure of Prudential. However, neither Prudential Financial nor any other related company has any legal responsibility to pay amounts that Prudential may owe under the Group Contracts.

Prudential is licensed to sell life insurance and annuities in all states, in the District of Columbia, and in all United States territories and possessions. Prudential’s consolidated financial statements are shown in the Statement of Additional Information and should be considered only as bearing upon Prudential’s ability to meet its obligations under the Group Contracts and the insurance provided thereunder. Prudential and its affiliates act in a variety of capacities with respect to registered investment companies, including as depositor, adviser, and principal underwriter.

The Prudential Variable Contract Account GI-2

The Prudential Variable Contract Account GI-2 (the “Account”) was established on June 14, 1988, under New Jersey law as a separate investment account. The Account meets the definition of a “separate account” under federal securities laws. The Account holds assets that are segregated from all of Prudential’s other assets.

Prudential is the legal owner of the assets in the Account. Prudential will maintain assets in the Account with a total market value at least equal to the liabilities relating to the benefits attributable to the Account. In addition to these assets, the Account's assets may include amounts contributed by Prudential to commence operation of the Account and may include accumulations of the charges Prudential makes against the Account. From time to time, Prudential will transfer these additional amounts to its general account. Before making any such transfer, Prudential will consider any possible adverse impact the transfer might have on the Account.

Income, gains and losses related to, or charged against, the Account reflect the Account’s own investment experience and not the investment experience of other Prudential assets. These assets may not be charged with liabilities that arise from any other business Prudential conducts. Prudential is obligated to pay all amounts promised to the Contract Holder under the Group Contract.

The Account is registered with the SEC under federal securities laws as a unit investment trust, which is a type of investment company. Registration does not involve any supervision by the SEC of the management or investment policies or practices of the Account. For state law purposes, the Account is treated as a part or division of Prudential. Prudential reserves the right to take all actions in connection with the operation of the Account that are permitted by applicable law, including those permitted upon regulatory approval.

The Variable Investment Options

Each Variable Investment Option invests in one of the corresponding Funds listed here. Each of these Funds is detailed in separate prospectuses that are provided with this prospectus. Contract Holders should read a Fund’s prospectus before it decides to allocate assets to the Variable Investment Option corresponding to that Fund. There is no assurance that the investment objectives of any Fund will be met.

Listed below are the Funds in which the Variable Investment Options invest, their investment objectives, investment advisers and investment subadvisers:

The Prudential Series Fund, Inc. (the “Series Fund”):

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Diversified Bond Portfolio. The investment objective is a high level of income over a longer term while providing reasonable safety of capital. The Portfolio normally invests at least 80% of its investable assets in higher grade debt obligations and high quality money market investments. The Portfolio may invest up to 20% of its total assets in debt securities issued outside the U.S., by U.S. or foreign issuers whether or not such securities are denominated in the U.S. dollar.

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Diversified Conservative Growth Portfolio. The investment objective is current income and a reasonable level of capital appreciation. The Portfolio invests in a diversified portfolio of debt and equity securities. Up to 35% of the Portfolio’s total assets may be invested in high-yield/high-risk debt securities, which are riskier than high-grade securities. The Portfolio may invest in foreign securities, including debt obligations of issuers in emerging markets.

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Equity Portfolio. The investment objective is long-term growth of capital. The Portfolio normally invests at least 80% of its investable assets in common stocks of major established corporations as well as smaller companies that we believe offer attractive prospects of appreciation. The Portfolio may invest up to 30% of its total assets in foreign securities.

•	Global Portfolio. The investment objective is long-term growth of capital. The Portfolio invests primarily in common stocks (and their equivalents) of foreign and U.S. companies.

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High Yield Bond Portfolio. The investment objective is a high total return. The Portfolio normally invests at least 80% of its investable assets in high yield/high risk debt securities. The Portfolio may invest up to 20% of its total assets in foreign debt obligations.

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Natural Resources Portfolio. The investment objective is long-term capital appreciation. The Portfolio normally invest at least 80% of its investable assets (net assets plus any borrowings made for investment purposes) in common stocks and convertible securities of natural resource companies and securities that are related to the market value of some natural resource. The Portfolio may invest up to 30% of its total assets in foreign securities.

•	SP Aggressive Growth Asset Allocation Portfolio. The investment objective is capital appreciation. The Portfolio invests primarily in domestic equity portfolios and international equity portfolios.

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SP Balanced Asset Allocation Portfolio. The investment objective is to provide a balance between current income and growth of capital. The Portfolio invests primarily in domestic equity portfolios, fixed income portfolios, and international equity portfolios.

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SP Conservative Asset Allocation Portfolio. The investment objective is to provide current income with low to moderate capital appreciation. The Portfolio invests primarily in domestic equity portfolios, fixed income portfolios, and international equity portfolios.

•	SP Growth Asset Allocation Portfolio. The investment objective is long-term growth of capital with consideration also given to current income. The Portfolio invests primarily in domestic equity portfolios, fixed income portfolios, and international equity portfolios.

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SP PIMCO High Yield Portfolio. The investment objective is maximum total return, consistent with preservation of capital and prudent investment management. The Portfolio normally invests at least 80% of its investable assets in a diversified portfolio of high yield/high risk securities rated below investment grade, but rated at least CCC by Moody’s Investor Service, Inc. or Standard & Poor’s Ratings Group, or, if unrated, determined by Pacific Investment Management Company (“PIMCO”) to be of comparable quality. The Portfolio may invest up to 15% of its assets in non - U.S. denominated securities.

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SP Strategic Partners Focused Growth Portfolio. The investment objective is long-term capital appreciation. The Portfolio normally invest at least 65% of its total assets in equity-related securities of U.S. companies that the advisers believe to have strong capital appreciation potential. The Portfolio’s strategy is to combine the efforts of two investment advisers and to invest in the favorite security selection ideas of both.

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Value Portfolio. The investment objective is capital appreciation. The Portfolio invests primarily in common stocks that we believe are undervalued - those stocks that are trading below their underlying asset value, cash generating ability, and overall earnings and earnings growth. The Portfolio may invest up to 25% of its total assets in real estate investment trusts (“REITS”) and up to 30% of its total assets in foreign securities.

Prudential Investments LLC (“PI”), a wholly-owned subsidiary of Prudential Financial, Inc., serves as the overall investment adviser for the Series Fund. PI will furnish investment advisory services in connection with the management of the Series Fund portfolios under a “manager-of-managers” approach. Under this structure, PI is authorized to select (with approval of the Series Fund’s independent trustees) one or more subadvisers to handle the actual day-to-day investment management of each Portfolio. PI is located at Gateway Center Three, 100 Mulberry Street, Newark, New Jersey 07102-4077.

Prudential Investment Management, Inc. (“PIM”), a wholly-owned subsidiary of Prudential Financial, Inc., serves as the subadviser for the Diversified Bond Portfolio, Diversified Conservative Growth Portfolio (portion) and High Yield Bond Portfolio. PIM is located at Gateway Center Two, 100 Mulberry Street, Newark, New Jersey 07102.

Jennison Association LLC (“Jennison”) serves as the subadviser for the Diversified Conservative Growth Portfolio (portion), Natural Resources Portfolio, Equity Portfolio, and SP Strategic Partners Focused Growth Portfolio (portion). Jennison is located at 466 Lexington Avenue, New York, NY 10017.

AllianceBernstein L.P. (“AllianceBernstein”) serves as the subadviser for a portion of the SP Strategic Partners Focused Growth Portfolio. AllianceBernstein is located at 1345 Avenue of the Americas, New York, NY 10105.

EARNEST Partners LLC (“EARNEST”) serves as a subadviser to a portion of the assets of the Diversified Conservative Growth Portfolio. EARNEST is located at 1180 Peachtree Street NE, Suite 2300, Atlanta, GA 30309.

Pacific Investment Management Company LLC (“PIMCO”) serves as the subadviser for the SP PIMCO High Yield Portfolio, SP PIMCO Total Return Portfolio and Diversified Conservative Growth Portfolio (portion). PIMCO is a subsidiary of Allianz Dresdner Asset Management of America L.P., formerly PIMCO Advisors L.P. PIMCO is located at 840 Newport Center Drive, Newport Beach, California 92660.

RS Investment Management, L.P. (“RS Investment Management”) serves as the subadviser to a portion of the assets of the Diversified Conservative Growth Portfolio. RS Investment Management is located at 388 Market Street, Suite 1700, San Francisco, CA 94111.

Salomon Brothers Asset Management, Inc. (“SaBAM”) serves as the subadviser for a portion of the assets of the Equity Portfolio. SaBAM is a wholly-owned subsidiary of Legg Mason, Inc. SaBAM is located at 399 Park Avenue, New York, New York 10022.

The SP Aggressive Growth Asset Allocation Portfolio, the SP Balanced Asset Allocation Portfolio, the SP Conservative Asset Allocation Portfolio, and the SP Growth Asset Allocation Portfolio, each invests only in shares of other underlying Fund portfolios, which are managed by the subadvisers of those portfolios.

As an investment adviser, PI charges the Series Fund a daily investment management fee as compensation for its services. PI pays each subadviser out of the fee that PI receives from the Series Fund.

AIM Variable Insurance Funds:

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AIM V.I. Core Equity Fund, Series I. The investment objective is capital growth. The Fund normally invests at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in equity securities, including convertible securities, of established companies that have long-term above-average growth in earnings, and growth companies that the portfolio managers believe have the potential for above-average growth in earnings. The Fund may also invest up to 25% of its total assets in foreign securities.

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AIM V.I. International Growth Fund, Series I. The investment object is long-term capital appreciation. The Fund focuses its investments in marketable equity securities of foreign companies that are listed on a recognized foreign or U.S. securities exchange or traded in a foreign or U.S. over-the-counter market. The Fund will normally invest in companies located in at least four countries outside of the U.S., emphasizing investment in companies in the developed countries of Western Europe and the Pacific Basin.

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AIM V.I. Small Company Growth Fund, Series I. The investment objection is long-term capital appreciation. The Fund normally invests at least 80% of its assets in securities of small-capitalization companies. In complying with this 80% investment requirement, the Fund will be invested in primarily marketable equity securities, including convertible securities, but its investments may include other securities.

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AIM V.I. Utilities Fund, Series I. The investment objective is capital growth and current income. The Fund normally invests at least 80% of its net assets in the equity securities and equity-related instruments of companies engaged in utilities-related industries. These include, but are not limited to, companies that produce, generate, transmit, or distribute natural gas or electricity, as well as companies that provide telecommunications services, including local, long distance and wireless.

A I M Advisors, Inc. ("AIM") is the investment adviser for the Funds. AIM is located at 11 Greenway Plaza, Suite 100, Houston, Texas 77046.

Alliance Bernstein Variable Product Series Fund, Inc.:

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International Research Growth Portfolio, Class A. The investment objective is long-term capital appreciation. Examples of the types of market sectors into which the Portfolio’s assets are invested include, but are not limited to, telecommunications, information technology, health care, financial services, infrastructure, energy and natural resources, and consumer growth.

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International Value Portfolio, Class A. The investment objective is long-term capital appreciation. The Portfolio will invest primarily in a diversified portfolio of equity securities of established companies selected from more than 40 industries and more than 40 developed and emerging market countries. The Portfolio normally invests in companies in at least three countries other than United States. These countries currently include the developed nations in Europe and the Far East, Canada, Australia and emerging market countries worldwide.

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Real Estate Investment Portfolio, Class A. The investment objective is total return from long-term capital appreciation and income. Under normal circumstances, the Portfolio invests at least 80% of its net assets in REITs and other real estate industry companies. The Portfolio seeks to invest in real estate companies whose underlying portfolios are diversified geographically and by property type.

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Small Cap Growth Portfolio, Class A. The investment objective is long-term capital appreciation. Under normal circumstances, the Portfolio invests at least 80% of its net assets in equity securities of smaller companies, which are those that fall within the lowest 20% of the total U.S. equity market capitalization, excluding companies with market capitalizations of less than $10 million. Normally, the Portfolio invests in about 100-125 companies.

AllianceBernstein L.P. is the investment adviser for these Funds. AllianceBernstein L.P. is located at 1345 Avenue of the Americas, New York, New York 10105.

DWS Variable Series I:

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DWS Bond VIP, Class A. The investment objective is total return through current income and capital appreciation. Under normal circumstances, the portfolio invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in bonds of any maturity.

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DWS Capital Growth VIP, Class A. The investment objective is long-term capital growth through a broad and flexible investment program. The portfolio normally invests at least 65% of total assets in common stocks of US companies.

Deutsche Investment Management Americas Inc. (“DeIM”), an indirect, wholly owned subsidiary of Deutsche Bank AG, is the investment adviser for each DWS Variable Series I Fund. DeIM is located at 345 Park Avenue, New York, NY 10154.

Aberdeen Asset Management Inc. ("AAMI") serves as the subadviser for the DWS Bond VIP Fund. AAMI is located at 1735 Market Street, Philadelphia, PA 19103.

DWS Variable Series II:

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DWS Blue Chip VIP, Class A. The investment objective is capital appreciation and income. Under normal circumstances, the portfolio invests at least 80% of its of net assets, plus the amount of any borrowings for investment purposes, in common stocks of large US companies that are similar in size to the companies in the S&P 500 Index and that are large, well-known companies that typically have an established earnings and dividends history, easy access to credit, solid positions in their industries and strong management.

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DWS Dreman High Return Equity VIP, Class A. The investment objective is a high total return. Under normal circumstances, the portfolio invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in common stocks and other equity securities.

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DWS Global Thematic VIP, Class A. The investment objective is long-term capital appreciation. Under normal circumstances, the portfolio invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in common stocks and other equities of companies throughout the world.

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DWS Government & Agency Securities VIP, Class A. The investment objective is high current income consistent with capital preservation. The portfolio normally invests all of its assets in securities issued or guaranteed by the US government, its agencies or instrumentalities, except the portfolio may invest up to 10% of its net assets in cash equivalents, such as money market funds, and short-term bond funds.

•	DWS Strategic Income VIP, Class A. The investment objective is a high current return. The portfolio invests mainly in bonds issued by US and foreign corporations and governments.

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DWS Technology VIP, Class A. The investment objective is capital appreciation. Under normal circumstances, the portfolio invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in common stocks of companies in the technology sector, which are those that commit at least half of their assets to the technology sector or derive at least half of their revenues or net income from that sector.

Deutsche Investment Management Americas Inc. (“DeIM”), an indirect, wholly owned subsidiary of Deutsche Bank AG, is the investment adviser for each DWS Variable Series II Fund. DeIM is located at Park Avenue, New York, NY 10154.

Dreman Value Management L.L.C., serves as the subadviser for the DWS Dreman High Return Equity Fund and is located at 520 East Cooper Avenue, Aspen, Colorado.

DWS Investment VIT Funds:

•	DWS Small Cap Index VIP, Class A. The investment objective is to replicate as closely as possible the performance of the Russell 2000® Index.

Deutsche Asset Management, Inc. (“DeAM”), a wholly owned subsidiary of Deutsche Bank AG, is the investment adviser for this Fund. DeAM is located at 345 Park Avenue, New York, NY 10154.

Northern Trust Investments, N.A. ("NTI"), serves as the subadviser for this Fund. NTI is located at 50 South LaSalle Street, Chicago, IL 60675.

Fidelity Variable Insurance Products:

•	Contrafund Portfolio, Service Class. The investment objective is long-term capital appreciation. The Portfolio invests in common stocks of domestic and foreign issuers.

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Equity-Income Portfolio, Service Class. The investment objective is reasonable income and also considers potential capital appreciation. The Portfolio normally invests at least 80% of its assets in equity securities.

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Index 500 Portfolio, Service Class. The investment objective is to correspond to the total return of common stocks represented in the S&P 500 Index®. The Portfolio normally invests at least 80% of its assets in common stocks included in the S&P 500.

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Investment Grade Bond Portfolio, Service Class. The investment objective is a high level of current income consistent with capital preservation. The Portfolio normally invests at least 80% of its assets in investment-grade debt securities of all types and repurchase agreements for those securities.

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Mid Cap Portfolio, Service Class. The investment objective is long-term capital appreciation. The Portfolio normally invests at least 80% of its assets in securities of companies with medium-market capitalization.

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Money Market Portfolio, Service Class. The investment objective is as high a current level of current income as is consistent with capital and liquidity preservation. The Portfolio invests in U.S. dollar denominated money market securities of domestic and foreign issuers and repurchase agreements, with more than 25% of its assets in the financial services industries.

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Overseas Portfolio, Service Class. The investment objective is long-term capital appreciation. The Portfolio normally invests at least 80% of its assets in non-U.S. securities and primarily in common stock.

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Value Leaders Portfolio, Service Class. The investment objective is capital appreciation. Normally, the Portfolio invests at least 80% of its assets in companies whose stock is included in the S&P 500 or the Dow Jones Industrial Average and companies with market capitalizations of at least $1 billion if not included in either index.

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Value Strategies Portfolio, Service Class. The investment objective is capital appreciation. The Portfolio primarily invests in the common stock of companies believed undervalued in the marketplace in relation to factors such as assets, sales, earnings, or growth potential.

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Investor Freedom 2015 Portfolio, Service Class. The investment objective is a high total return with a secondary objective of principal preservation. The Portfolio invests in a combination of underlying Fidelity VIP equity, fixed-income, and short-term funds designed for investors expecting to retire around the year 2015.

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Investor Freedom 2020 Portfolio, Service Class. The investment objective is a high total return with a secondary objective of principal preservation. The Portfolio invests in a combination of underlying Fidelity VIP equity, fixed-income, and short-term funds designed for investors expecting to retire around the year 2020.

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Investor Freedom 2025 Portfolio, Service Class. The investment objective is a high total return with a secondary objective of principal preservation. The Portfolio invests in a combination of underlying Fidelity VIP equity, fixed-income, and short-term funds designed for investors expecting to retire around the year 2025.

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Investment Freedom 2030 Portfolio, Service Class. The investment objective is a high total return with a secondary objective of principal preservation. The Portfolio invests in a combination of underlying Fidelity VIP equity, fixed-income, and short-term funds designed for investors expecting to retire around the year 2030.

FMR is the investment adviser for each of the Funds. FMR is located at 82 Devonshire Street, Boston, Massachusetts 02109.

Franklin Templeton Variable Insurance Products Trust:

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Franklin Large Cap Value Securities Fund, Class 2. The investment objective is capital appreciation. Under normal market conditions, the Fund invests at least 80% of its net assets in investments of large capitalization companies.

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Franklin Small Cap Value Securities Fund, Class 2. The investment objective is long-term total return. Under normal market conditions, the Fund invests at least 80% of its net assets in investments of small capitalization companies.

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Franklin Strategic Income Securities Fund, Class 2. The investment objective is a high level of current income with a secondary objective of long-term capital appreciation. Under normal market conditions, the Fund invests primarily to predominantly in U.S. and foreign debt securities, including those in emerging markets.

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Mutual Discovery Securities Fund, Class 2. The investment objective is capital appreciation. Under normal market conditions, the Fund invests mainly in equity securities of undervalued stocks, and to a lesser extent, the Fund also invests in risk arbitrage securities and distressed companies.

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Templeton Global Income Securities Fund, Class 2. The investment objective is high current income consistent with capital preservation with a secondary objective of capital appreciation. Under normal market conditions, the Fund invests mainly in the debt securities of governments and their political subdivisions and agencies, supranational organizations, and companies located anywhere in the world, including emerging markets.

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Templeton Global Asset Allocation Fund, Class 2. The investment objective is high total return. Under normal market conditions, the Fund invests in equity securities of companies in any country, debt securities of companies and governments of any country, and in money market securities.

Franklin Advisory Services, LLC (“Advisory Services”) is the investment adviser for the Franklin Small Cap Value Securities Fund. Advisory Services is located at One Parker Plaza, Ninth Floor, Fort Lee, New Jersey 07024,.

Franklin Advisers, Inc. (“Advisers”) is the investment adviser for the Franklin Strategic Income Securities Fund, the Franklin Large Cap Value Securities Fund, and the Templeton Global Income Securities Fund. Advisers is located at One Franklin Parkway, San Mateo, California 94403.

Franklin Mutual Advisers, LLC (“Franklin Mutual”) is the investment adviser for the Mutual Discovery Securities Fund. Franklin Mutual is located at 101 John F. Kennedy Parkway, Short Hills, NJ 07078.

Templeton Investment Counsel, LLC (“Investment Counsel”) is the investment adviser for the Templeton Global Asset Allocation Fund. Investment Counsel is located at Broward Financial Centre, Suite 2100, Fort Lauderdale, Florida 33394.

JPMorgan Series Trust II:

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JPMorgan Bond Portfolio. The investment objective is high total return consistent with moderate risk of capital and maintenance of liquidity. Under normal circumstances, the Portfolio invests at least 80% of its assets in debt investments, including, but not limited to, asset-backed and mortgage-backed securities, U.S. government and agency securities, corporate bonds and private placements.

J.P. Morgan Investment Management Inc. (“JPMIM”), a wholly-owned subsidiary of JPMorgan Asset Management Holdings Inc., which is a wholly owned subsidiary of JPMorgan Chase & Co., is the investment advisor for the Fund. JPMIM is located at 245 Park Avenue, New York, NY 10017.

JPMorgan Insurance Trust:

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Diversified Mid Cap Growth Portfolio, Class 1. The investment objective is capital appreciation with a secondary objective of current income. The portfolio typically invests in mid-cap companies similar to those in the Russell Mid Cap Index.

JPMorgan Investment Advisors Inc. is the investment adviser for the Funds. JPMorgan Investment Advisors Inc. is located at 1111 Polaris Parkway, P.O. Box 710211, Columbus, Ohio 43271-0211.

Neuberger Berman Advisors Management Trust (“AMT”):

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Neuberger Berman AMT Mid-Cap Growth Portfolio, Class I. The investment objective is capital appreciation. The portfolio invests in companies within the market capitalization range of the Russell Midcap Index.

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Neuberger Berman AMT Partners Portfolio, Class I. The investment objective is capital appreciation. The portfolio invests mainly in common stocks of mid- to large-capitalization companies. The portfolio seeks to reduce risk by diversifying among many companies and industries.

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Neuberger Berman AMT Socially Responsible Portfolio, Class IThe investment objective is long-term capital appreciation by investing primarily in securities of companies that meet the Fund's financial criteria and social policy. The Fund invests mainly in common stocks of mid- to large-capitalization companies. The Fund seeks to reduce risk by investing across many different industries.

Neuberger Berman Management Inc. is the investment adviser for the Funds. Neuberger Berman Management Inc. is located at 605 Third Avenue 2nd Floor, New York, NY 10158-0180.

PIMCO Variable Insurance Trust:

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All Asset Portfolio, Administrative Class. The investment objective is maximum real return consistent with preservation of real capital. Under normal circumstances, the portfolio will invest substantially all of its assets in Institutional Class shares of the PIMCO Funds, an affiliated open-end investment company.

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Global Bond Portfolio (Unhedged), Administrative Class. The investment objective is maximum total return, consistent with preservation of capital. Under normal circumstances, the portfolio invests at least 80% of its assets in fixed income instruments of issuers located in at least three countries (one of which may be the United States), with a focus on intermediate maturity fixed income securities.

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Low Duration Portfolio, Administrative Class. The investment objective is maximum total return, consistent with preservation of capital. Under normal circumstances, the portfolio invests at least 65% of its total assets in a diversified portfolio of fixed income instruments of varying maturities, with a focus on short maturity fixed income securities.

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Long-Term U.S. Government Portfolio, Administrative Class. The investment objective is maximum total return, consistent with preservation of capital. Under normal circumstances, the portfolio invests at least 80% of its assets in a diversified portfolio of fixed income securities that are issued or guaranteed by the U.S. Government, its agencies or government-sponsored enterprises, with a focus on long-term maturity fixed income securities.

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Real Return Portfolio, Administrative Class. The investment objective is maximum real return, consistent with preservation of real capital. Under normal circumstances, the portfolio invests at least 80% of its assets in inflation-indexed bonds of varying maturities issued by the U.S. and non-U.S. governments, their agencies or government-sponsored enterprises and corporations, with a focus on inflation-indexed fixed income securities.

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Short-Term Portfolio, Administrative Class. The investment objective is maximum current income, consistent with preservation of capital and daily liquidity. Under normal circumstances, the portfolio invests at least 65% of its total assets in a diversified portfolio of fixed income instruments of varying maturities, with a focus on money market instruments and short maturity fixed income securities.

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Total Return Portfolio, Administrative Class. The investment objective is maximum total return, consistent with preservation of capital. Under normal circumstances, the portfolio invests at least 65% of its total assets in a diversified portfolio of fixed income instruments of varying maturities, with a focus on fixed instruments of intermediate maturity.

Pacific Investment Management Company LLC (“PIMCO”) is the investment adviser for the Funds. PIMCO is located at 840 Newport Center Drive, Newport Beach, CA 92660.

Royce Capital Fund:

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Royce Micro-Cap Portfolio, Investment Class. The investment objective is long-term capital appreciation. Normally, the Fund will invest at least 80% of its net assets in the equity securities of micro-cap companies (companies with stock market capitalizations less than $500 million). Although the Fund normally focuses on the securities of U.S. companies, it may invest up to 10% of its assets in the securities of foreign issuers.

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Royce Small-Cap Portfolio, Investment Class. The investment objective is long-term capital appreciation. Normally, the Fund will invest at least 80% of its net assets in the equity securities of small-cap companies (companies with stock market capitalizations less than $2.5 billion at the time of investment). Although the Fund normally focuses on the securities of U.S. companies, it may invest up to 10% of its assets in the securities of foreign issuers.

Royce & Associates, LLC is the investment adviser for the Funds. Royce & Associates, LLC is located at 1414 Avenue of the Americas, New York, NY 10019.

The Universal Institutional Funds, Inc.:

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Core Plus Fixed Income Portfolio, Class I. The investment objective is above-average total return over a market cycle of three to five years. The portfolio invests primarily in a diversified mix of dollar denominated investment grade fixed income securities, particularly U.S. government, corporate and mortgage securities. The portfolio will ordinarily seek to maintain an average weighted maturity between five and ten years.

•	Emerging Markets Equity Portfolio, Class I. The investment objective is long-term capital appreciation. The portfolio invests in growth-oriented equity securities in emerging markets.

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Value Portfolio, Class I. The investment objective is above-average total return over a market cycle of three to five years. The portfolio invests primarily in common stocks of companies with capitalizations generally greater than $1 billion.

Morgan Stanley Investment Management Inc., which does business in certain instances as “Van Kampen,” is the investment adviser for the Funds. Morgan Stanley Investment Management Inc. is located at 1221 Avenue of the Americas, New York, New York 10020.

Morgan Stanley Investment Management Company (“MSIM Company”) serves as the subadviser to Emerging Markets Equity Portfolio. MSIM Company is located at 23 Church Street, 16-01 Capital Square, Singapore 04981.

Van Eck Global Worldwide Insurance Trust

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Worldwide Absolute Return Fund. The investment objective is consistent absolute (positive) returns in various market cycles. The Fund pursues its objective by utilizing a diversified “manager of managers” investment approach. To manage its assets, the Fund selects multiple investment sub-advisers (the “Sub-Advisers”) with experience in managing absolute return strategies for private investment accounts, private investment funds commonly referred to as “hedge funds” and/or other accounts. Under normal market conditions, there will be at least three subadvisers, however, there may be as few as one subadviser advising the Fund.

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Worldwide Emerging Markets Fund. The investment objective is long-term capital appreciation. Under normal conditions, the Fund will invest at least 80% of its assets (including net assets plus any amount of borrowing for investment purposes) in securities of companies that are organized in or maintain at least 50% of their assets in, or that derive at least 50% of their revenues from, emerging market countries.

•

Worldwide Hard Assets Fund. The investment objective is long-term capital appreciation. Under normal conditions, the Fund will invest at least 80% of its assets (including net assets plus any amount of borrowing for investment purposes) in securities of “hard asset” companies and instruments that derive their value from “hard assets”. Hard assets consist of precious metals, natural resources, real estate and commodities.

•

Worldwide Real Estate Fund. The investment objective is to maximize return. Under normal conditions, the Fund will invest at least 80% of its assets (including net assets plus any amount of borrowing for investment purposes) in equity securities of domestic and foreign companies that invest principally in real estate or are principally engaged in the real estate industry.

Van Eck Associates Corporation is the investment advisor for the Funds. Van Eck Associates Corporation is located at 99 Park Avenue, New York, NY 10016.

The Worldwide Absolute Return Fund currently has agreements with five subadvisers:

Analytic Investors, Inc., located at Biltmore Tower, 500 South Grand Avenue, 23rd Floor, Los Angeles, CA 90071, formed in 1970.

AXA Rosenberg Investment Management LLC, located at 4 Orinda Way, Building E, Orinda, CA 94563.

Gartmore Mutual Fund Capital Trust (formerly known as Coda Capital management LLC, also conducts business under the name Gartmore Global Investments), located at 1200 River Road, Suite 1000, Conshohocken, PA

19428.

Martingale Asset Management, L.P., located at 222 Berkeley Street, Boston, MA 02116.

PanAgora Asset Management, Inc., located at 260 Franklin Street, 22nd Floor, Boston, MA 02110.

Other Fund Information

The investment advisers or subadvisers for the Funds charge a daily investment management fee as compensation for their services. These fees are more fully described in the prospectus for each Fund.

In the future, it may become disadvantageous for separate accounts supporting variable life insurance and separate accounts supporting variable annuity contracts to invest in the same underlying Funds. Neither the companies that invest in the Funds nor the companies that sponsor the Funds, nor the Board of Directors of each Fund currently foresee any such disadvantage. The Board of Directors for each Fund intends to monitor events in order to identify any material conflict between variable life insurance and variable annuity contract holders and to determine what action, if any, should be taken. Material conflicts could result from such things as:

(1)	changes in state insurance law;
(2)	changes in federal income tax law;
(3)	changes in the investment management of any Fund; or
(4)	differences between voting instructions given by variable life insurance and variable annuity contract holders.

A Fund may have a similar name, investment objective, or investment policy resembling those of a mutual fund managed by the same investment adviser or subadviser that is sold directly to the public. Despite such similarities, there can be no assurance that the investment performance of any such Fund will resemble that of the publicly available mutual fund.

Service Fees Payable to Prudential

Prudential has entered into agreements with each investment adviser or distributor of the Funds. Under the terms of these agreements, Prudential provides administrative and support services to the Funds, for which it receives an annual fee that ranges from 0.      % to 0.                           %, as of _____, 2006, of the average assets allocated to the Fund under the Group Contract from the investment adviser, distributor and/or the Fund. These agreements, including the fees paid and services provided, can vary for each Fund.

Voting Rights

Prudential is the legal owner of the shares of the Funds associated with the Variable Investment Options. However, Prudential votes the shares of the Funds according to voting instructions Prudential receives from Contract Holders. Prudential will mail the Contract Holder a proxy, which is a form the Contract Holder needs to complete and return to Prudential, to tell Prudential how the Contract Holder wishes Prudential to vote. When Prudential receives those instructions, Prudential will vote all of the shares Prudential owns on the Contract Holder’s behalf in accordance with those instructions. Prudential votes shares for which Prudential does not receive instructions and any other shares that Prudential owns in its own right in the same proportion as the shares for which instructions are received. Prudential may change the way the Contract Holder’s voting instructions are calculated if it is required by federal or state regulation. Prudential may also elect to vote shares that Prudential owns in its own right if the applicable federal securities laws or regulations, or their current interpretation, change so as to permits Prudential to do so.

Prudential may, if required by state insurance regulations, disregard voting instructions if they would require shares to be voted so as to cause a change in the sub-classification or investment objectives of one or more Funds or to approve or disapprove an investment advisory contract for the Fund. In addition, Prudential may disregard voting instructions that would require changes in the investment policy or investment adviser of one or more of the Funds, provided that Prudential reasonably disapproves such changes in accordance with applicable federal or state regulations. If Prudential disregards Contract Holder voting instructions, Prudential will advise the Contract Holder of its action and the reasons for such action in the next available annual or semi-annual report.

Substitution of Variable Investment Options

Prudential may substitute one or more of the Variable Investment Options. Prudential may also cease to allow investments in any existing Variable Investment Options. Prudential would not do this without the approval of the SEC and necessary state insurance department approvals. The Contract Holder will be given specific notice in advance of any substitution Prudential intends to make.

The Fixed Interest Rate Option

The Contract Holder may choose to allocate, initially or by transfer, all or part of the Coverage Funds to the Fixed Interest Rate Option. Prudential reserves the right to limit contributions to the Fixed Interest Rate Option. The amounts allocated to the Fixed Interest Rate Options become part of Prudential's general account. The general account consists of all assets owned by Prudential other than those in the Account and in other separate accounts that have been or may be established by Prudential. Subject to applicable law, Prudential has sole discretion over the investment of the general account assets and Contract Holders do not share in the investment experience of those assets. Instead, Prudential guarantees that the part of the Coverage Funds allocated to the Fixed Interest Rate Option will accrue interest daily at an effective annual rate that Prudential declares periodically, but not less than an effective annual rate of 2%. Prudential is not obligated to credit interest at a rate higher than an effective annual rate of 2%, although Prudential may do so.

Transfers into and out of the Fixed Interest Rate Option are subject to strict limits. See Transfers/Restrictions on Transfers. The payment of any Surrender Value attributable to the Fixed Interest Rate Option may be delayed up to six months. See When Proceeds Are Paid.

Because of exemptive and exclusionary provisions, interests in the Fixed Interest Rate Option under the Group Contract have not been registered under the Securities Act of 1933 and the general account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, interests in the Fixed Interest Rate Option are not subject to the provisions of these Acts and Prudential has been advised that the staff of the SEC has not reviewed the disclosure in this prospectus relating to the Fixed Interest Rate Option. Any inaccurate or misleading disclosure regarding the Fixed Interest Rate Option may, however, be subject to certain generally applicable provisions of federal securities laws.

CHARGES AND EXPENSES

With respect to each Covered Person, the total amount invested in a Coverage Fund, at any time, consists of the sum of the amount allocated to the Variable Investment Options, the amount allocated to the Fixed Interest Rate Option, plus any interest credited on amounts allocated to the Fixed Interest Rate Option and the principal amount of any Coverage Debt plus the amount of interest credited to the applicable Coverage Fund upon that loan. See Loans. Most charges, although not all, are made by reducing the Coverage Fund.

In several instances Prudential uses the terms maximum charge and current charge. The maximum charge in each instance is the highest charge that Prudential may make under the Group Contract. The current charge, in each instance, is the amount that Prudential now charges, which may be lower than maximum charges. If circumstances change, Prudential reserves the right to increase each current charge, up to the maximum charge, without giving any advance notice.

Current charges deducted from premium payments and the Coverage Funds may change from time to time, subject to maximum charges. In deciding whether to change any of these current charges, Prudential will periodically consider factors such as mortality, persistency, expenses, taxes and interest and/or investment experience to see if a change in Prudential’s assumptions is needed. Changes in other charges will be by class. Prudential will not recoup prior losses or distribute prior gains by means of these changes.

This section provides a more detailed description of each charge that is described briefly in the charts beginning on page one of this prospectus.

Premium Load

This charge is deducted to compensate Prudential for the costs of selling the Group Contract, including any federal, state or local income, premium, excise, business tax or any other type of charge, or component thereof, measured by or based upon the amount of premium Prudential receives, commissions, advertising and the printing and distribution of prospectuses and sales literature. The Premium Load is deducted from each premium contribution.

Maximum Charge: For the first four Coverage Years of each Basic Insurance Coverage Segment, Prudential may charge up to 8.50% of premiums received each Coverage Year up to the Target Premium and 2.00% of Excess Premium.  In Coverage Years five through nine, Prudential may charge up to 3.75% of premiums received each Coverage Year up to the Target Premium and 2.00% of Excess Premium. In Coverage Years 10 and later, Prudential may charge up to 3.75% of any premiums received. The Target Premium is a factor per $1,000 of Basic Insurance, based on issue age and gender. Any premium received by Prudential in excess of the Target Premium in the same Coverage Year will be treated as Excess Premium. The total Premium Load equals the Premium Load on the Target Premium plus the Premium Load on Excess Premium, if any.

Current Charge: For the first four Coverage Years of each Basic Insurance Coverage Segment, Prudential charges 8.50% of premiums received each year up to the Target Premium and 2.00% of Excess Premium. In Coverage Years five through 9 later, Prudential charges 3.75% of premiums received each Coverage Year up to the Target Premium and 2.00% of Excess Premium. In Coverage Years 10 and later, Prudential charges 3.75% of any premiums received.

If there are two or more Basic Insurance Coverage Segments, the Target Premium is calculated separately for each Coverage Segment. When premiums are paid, each premium payment is allocated to each Basic Insurance Coverage Segment based on the proportion of its Target Premium to the total of all Target Premiums currently in effect.

A portion of the Premium Load may be returned to the Contract Holder if the Group Contract or a Coverage is fully surrendered during the first eight Coverage Years. The Return of Charges is not guaranteed. See Return of Charges.

Attempting to structure the timing and amount of premium payments to reduce the potential Premium Load may increase the risk that a Coverage will lapse without value. In addition, there are circumstances where payment of premiums that are too large may cause a Coverage to be characterized as a Modified Endowment Contract, which could have significantly disadvantageous tax consequences. See Modified Endowment Contract.

The Premium Load includes Prudential’s estimate of the average burden of state taxes generally. The rate applies uniformly to all Contract Holders without regard to location of residence of the Covered Persons. Prudential may collect more for this charge than it actually pays for state and local premium taxes. The Premium Load includes a charge for federal income taxes measured by premiums. Prudential believes that this charge is a reasonable estimate of an increase in Prudential’s federal income taxes resulting from the application of the deferred acquisition cost tax.

Under current law, Prudential may incur state and local taxes, in addition to premium taxes, in several states. Currently, these taxes are not significant and they are not charged against the Account. If there is a material change in the applicable state or local tax laws, Prudential may impose a corresponding charge against the Account.

The earnings of the Account are taxed as part of the operations of Prudential. Currently, no charge is being made to the Account for Prudential’s federal income taxes, other than the component of charge for federal income taxes measured by premiums. Prudential periodically reviews the question of a charge to the Account for Prudential’s federal income taxes. Prudential may make such a charge in the future for any federal income taxes that would be attributable to the contracts.

Cost of Insurance (“COI”)

Prudential deducts a monthly COI charge proportionately (or as the Contract Holder directs) from the dollar amounts held in each of the chosen Variable Investment Options and the Fixed Interest Rate Option. The purpose of this charge is to provide insurance coverage.

When a Covered Person dies, the amount payable to the beneficiary, assuming there is no Coverage Debt, is larger than the Coverage Fund and is significantly larger if the Covered Person dies in the early years of a Group Contract. The COI charges collected from all Contract Holders enables Prudential to pay this larger Death Benefit. The maximum COI charge for each Covered Person is determined by multiplying the maximum COI rate by the Net Amount at Risk (“NAR”), which is the amount by which the Covered Person’s Death Benefit exceeds the Coverage Fund.

The NAR is affected by factors such as: investment performance, premium payments, charges and underwriting. The maximum COI rates are based upon the 1980 Commissioners Standard Ordinary ("CSO") Mortality Tables and a

Covered Person's current Attained Age, sex, except where unisex rates apply, and Extra Rating Class, if any, and Underwriting Class. At most ages, Prudential’s current COI rates are lower than the maximum rates. Current COI charges range from zero to $83.33 per $1,000 of NAR.

On each Monthly Date, Prudential will deduct a charge for the COI from the Coverage Funds. For each Covered Person, Prudential will compute the COI for both the Basic Insurance and any Target Term Insurance. The maximum COI charge will be based on:

(1) the 1980 CSO Mortality Tables without Ten Year Select Mortality Factors Attained Age as of age last birthday;

(2) the Extra Rating Class, if any, of the Covered Person; and

(3)	the Attained Age and gender of the Covered Person.

Maximum Charge: For each Covered Person, Prudential will determine the COI rate for each currently effective Basic Insurance Coverage and Target Term Insurance, if any, shown in the Benefit Summary Report using the 1980 CSO Mortality Table as described above. If there is only one Coverage currently in effect, Prudential will multiply the rate by the Net Amount at Risk divided by 1.0032737 to compute the maximum charge for the COI.

Current Charge: The current COI charge for the Basic Insurance and Target Term Insurance, if any, varies based on the individual characteristics of the Covered Person, including such characteristics as: age, gender, Underwriting Class, and years from Coverage Effective Date. For example, the highest COI rate is for a Covered Person Attained Age 99. The following examples illustrate the COI charge for each type of Coverage. The Basic Insurance COI in Coverage Year two for a Covered Person, male Attained Age 45, in the Select Preferred Underwriting Class, is only $0.394 per $1,000 Net Amount at Risk. The Target Term Insurance COI in Coverage Year two for a Covered Person, male Attained Age 45, in the Select Preferred Underwriting Class, is $0.105 per $1,000 Net Amount at Risk.

If there are two or more Coverage Segments (in any combination of Basic Insurance and Target Term Insurance) currently in effect, for each Coverage, Prudential will first allocate the total Net Amount at Risk to each Coverage Segment based on the proportion of the Coverage Segment to the total of all Coverage Segments currently in effect. Prudential will multiply the rate(s) by the allocated Net Amount at Risk for each Coverage Segment divided by 1.0032737 and add the results to determine the total maximum charge for the COI.

A portion of the COI may be returned to the Contract Holder if the Group Contract or a Coverage is fully surrendered during the first eight Coverage Years. The Return of Charges is not guaranteed. See Return of Charges.

Mortality and Expense Charge

This charge is intended to compensate Prudential for assuming mortality and expense risks under the Group Contract. The mortality risk Prudential assumes is that Covered Persons may live for shorter periods of time than Prudential estimated when mortality charges were determined. The expense risk Prudential assumes is that expenses incurred in issuing and administering the Group Contract will be greater than Prudential estimated in fixing Prudential’s administrative charges. This charge is not assessed against amounts allocated to the Fixed Interest Rate Option.

Maximum Charge: Each month Prudential deducts a charge up to 0.04% of the assets in the Variable Investment Options.

Current Charge: Each month Prudential deducts 0.02166667% of assets in the Variable Investment Options in Coverage Years 1 through 10 and 0.015% of assets in Variable Investment Options thereafter.

Administrative Charge

Maximum Charge: Prudential deducts a monthly administrative charge of up to $10 per Covered Person, proportionately from the dollar amounts held in each of the chosen Variable Investment Options and the Fixed Interest Rate Option. This charge is intended to compensate Prudential for processing claims, keeping records, communicating with Contract Holders and similar activities.

Current Charge: Prudential deducts a monthly administrative charge of $10 per Covered Person, proportionately from the dollar amounts held in each of the chosen Variable Investment Options and the Fixed Interest Rate Option.

Currently, there is no administrative processing charge being made in connection with an increase in Basic Insurance. However, Prudential reserves the right to assess such a charge of up to $25 per request for an increase in Basic Insurance.

Transaction Charges

Maximum Charge: Prudential may charge a transaction fee of up to $25 for each transfer exceeding 12 for a Coverage in any Coverage Year.

Current Charge: Prudential charges a transaction fee of $25 for each transfer exceeding 12 for a Coverage in any Coverage Year.

Transfer limitations apply to each Coverage, rather than on a Group Contract basis. Therefore, the $25 charge applies after the 12th transfer for the Coverage in the same Coverage Year.

Funds Charges

The Funds pay certain fees and expenses, as described in the Fund prospectuses. Some of those fees and expenses may be paid by Prudential and its affiliates.

Reduction of Charges

Prudential may reduce charges where it is expected that the amount or nature of a particular Group Contract will result in savings of sales, administrative or other costs. Prudential determines the eligibility and the amount of such reductions by considering the following factors:

(1)	the number of Covered Persons;
(2)	the total amount of premium payments Prudential expects to receive; and
(3)	any other circumstances that Prudential expects to be relevant in its determination of reducing costs.

Prudential may withdraw or modify other reductions on a uniform basis. Prudential’s reductions in charges will not be unfairly discriminatory to the interests of any Contract Holders.

PERSONS HAVING RIGHTS UNDER THE GROUP CONTRACT

Contract Holder

The Contract Holder is the entity shown in the Group Contract. The Contract Holder is an Employer or a trust established by an Employer. The Contract Holder may change the ownership of the Group Contract with Prudential’s prior written consent by sending Prudential a written request on a form that meets Prudential’s needs. Prudential may ask the Contract Holder to send the Group Contract to be endorsed. If Prudential receives the Contract Holder’s request in a form that meets Prudential’s needs, and the Group Contract if Prudential asks for it, Prudential will file and record the change and it will take effect as of the date the request is received.

While the Covered Person is living, the Contract Holder is entitled to any contract benefit and value, unless the Coverage has been assigned to the Covered Person, in which case the Covered Person as a Certificate Holder is entitled to the contract benefits and value. Only the Contract Holder (or Certificate Holder if applicable) is entitled to exercise any right and privilege granted by the Group Contract or granted by Prudential. For example, the Contract Holder is entitled to surrender the Group Contract or a Coverage, access contract values through loans or withdrawals, assign the Group Contract or a Coverage and name or change the beneficiary.

Beneficiary

The beneficiary is entitled to receive any benefit payable on the death of a Covered Person. The Contract Holder may designate or change a beneficiary by sending Prudential a request in a form that meets Prudential’s needs. Prudential may ask the Contract Holder to send Prudential the Group Contract to be endorsed. If Prudential receives the Contract Holder’s request on a form that meets Prudential’s needs and the Group Contract, if Prudential asks for it,

Prudential will file and record the change and it will take effect as of the date Prudential receives the Contract Holder’s request. However, if Prudential makes any payment(s) before Prudential receives the request, Prudential will not have to make the payment(s) again. When Prudential is made aware of an assignment, Prudential will recognize the assignee’s rights before any claim payments are made to the beneficiary.

At the Contract Holder’s discretion and with Prudential’s consent, the Contract Holder may permit a Covered Person to designate an individual who will receive a portion of the Death Benefit with respect to such Coverage (a “Personal Beneficiary”). If permitted to designate a Personal Beneficiary, the Covered Person will designate his or her Personal Beneficiary in the Consent Form. The amount of the Death Benefit allocated to the Personal Beneficiary will be shown in the Consent Form.

The Covered Person may change his or her Personal Beneficiary designation by giving written notice to Prudential as stated in the Consent Form. The Contract Holder may revoke such designation at any time. The Covered Person’s Personal Beneficiary will be shown in the Benefit Summary Report.

Before Prudential makes a payment to a Personal Beneficiary, Prudential reserves the right to decide what proof of it needs of the identity, age or other facts about any persons designated as Personal Beneficiaries.

Certificate Holders

The Contract Holder may assign a Coverage to the Covered Person under the Coverage. See Assignment of Coverage to a Covered Person. When a Coverage is assigned to the Covered Person, Prudential issues the Covered Person an Assignment Certificate, and the Covered Person is treated as a Certificate Holder. A Certificate Holder has all the rights of a Contract Holder with respect to his or her Coverage, except that the Certificate Holder may not surrender the Group Contract, assign his or her Coverage, request increases to the Basic Insurance and/or Target Term Insurance, or change the interest rate for a Type C Death Benefit. Subject to the limitations set forth in the Assignment Certificate, the Certificate Holder may, with respect to his or her Coverage:

(1)	designate and change the beneficiary;
(2)	make premium payments;
(3)	access coverage values through loans and withdrawals;
(4)	surrender his or her Coverage;

(5)   allocate amounts in his or her Coverage Fund among the Variable Investment Options and/or the Fixed Interest Rate Option;

(6)	change the Death Benefit type; and
(7)	decrease Basic Insurance and Target Term Insurance, if any.

Prudential will deduct all charges for the Coverage as set forth in the Assignment Certificate.

OTHER GENERAL CONTRACT PROVISIONS

Assignment

This Group Contract may not be assigned if the assignment would violate any federal, state or local law or regulation prohibiting sex distinct rates for insurance. The Contract Holder may not assign the Group Contract or any Coverage thereunder without Prudential’s consent. No Covered Person may assign the Group Contract or any Coverage thereunder. Prudential assumes no responsibility for the validity or sufficiency of any assignment. Prudential will not be obligated to comply with any assignment unless it receives a copy.

Assignment of Coverage to a Covered Person

The Contract Holder may assign to a Covered Person the insurance Coverage allocated to that Covered Person under the Group Contract. The Contract Holder may make such assignment only if all of the following conditions are met:

1. the Covered Person has been insured under the Group Contract for at least three years; and

2. such assignment must be made in writing on a form acceptable to Prudential.

Upon such assignment, Prudential will issue to the Covered Person, an Assignment Certificate describing the Covered Person’s rights and responsibilities with respect to such Coverage. The value of such Coverage will reflect the value of the insurance, including Cash Value, as of the effective date of the assignment.

Incontestability

Prudential will not contest any Coverage under the Group Contract after such Coverage has been in force for two years from the issue date, the reinstatement date or the effective date of any change made to the Group Contract or any Coverage that requires Prudential’s approval and would increase Prudential’s liability.

Misstatement of Age, Sex or Smoking Status

If the age, sex, or smoking status used to determine the Cost of Insurance for a Covered Person is found to be in error while the Covered Person is still living, the current charge will then be adjusted to reflect the correct age, sex, or smoking status. If this adjustment results in a change in the amount of the charge, any difference between the charge deducted from the Coverage Fund for the Covered Person and the charge required on the basis of the correct age, sex, or smoker status will be paid as follows:

(1)

If the adjustment results in an increased charge, the difference will be deducted from the Coverage Fund for the Covered Person. If the amount in the Coverage Fund is not sufficient to make the adjustment, the Contract Holder will pay the difference when notified by Prudential.

(2)	If the adjustment results in a decreased charge, Prudential will credit the difference to the Coverage Fund for the Covered Person.

Any credit or deduction will be made to or from the Coverage Fund for the Covered Person as agreed to by the Contract Holder and Prudential.

If the age, sex, or smoker status used to determine the Cost of Insurance for a Covered Person is found to be in error after a Covered Person is deceased, Prudential will adjust the Death Benefit payable and any amount to be paid, as required by law, to reflect the correct age, sex or smoker status. Any such benefit will be based on what the most recent deductions from the applicable Coverage Fund would have provided at such Covered Person's correct age, sex or smoker status.

Suicide Exclusion

Generally, if a Covered Person, whether sane or insane, dies by suicide within two years of any Coverage Effective Date, the coverage associated with those effective dates for that Covered Person will end and Prudential will return the premiums paid, less any Coverage Debt, and less any withdrawals. If there has been an increase in Basic Insurance and a Covered Person, whether sane or insane, dies by suicide after two years from the issue date, but within two years of the effective date of an increase in the Basic Insurance, Prudential will pay, as to the increase in amount, no more than the sum of the premiums paid on and after the effective date of an increase.

Fixed Interest Rate Option

The amount invested in the Fixed Interest Rate Option becomes part of Prudential's general account. The general account consists of all assets owned by Prudential other than those in the Account and in other separate accounts that have been or may be established by Prudential. Subject to applicable law, Prudential has sole discretion over the investment of the general account assets, and Contract Holders do not share in the investment experience of those assets. Instead, Prudential guarantees that the part of the Coverage Funds allocated to the Fixed Interest Rate Option will accrue interest daily at an effective annual rate that Prudential declares periodically, but not less than an effective annual rate of 2%. Prudential is not obligated to credit interest at a rate higher than an effective annual rate of 2%, although Prudential may do so.

Because of exemptive and exclusionary provisions, interests in the Fixed Interest Rate Option under the Group Contract have not been registered under the Securities Act of 1933 and the general account has not been registered as an investment company under the Investment Company Act of 1940. Accordingly, interests in the Fixed Interest Rate Option are not subject to the provisions of these Acts, and Prudential has been advised that the staff of the SEC has not reviewed the disclosure in this prospectus relating to the Fixed Interest Rate Option. Any inaccurate or misleading disclosure regarding the Fixed Interest Rate Option may, however, be subject to certain generally applicable provisions of federal securities laws.

Transfers into and out of the Fixed Interest Rate Option are subject to strict limits. See Transfers/Restrictions on Transfers. The payment of any Surrender Value attributable to the Fixed Interest Rate Option may be delayed up to six months. See When Proceeds are Paid.

Misrepresentations in the Application

All statements made by the Contract Holder in the application, in the absence of fraud, shall be deemed representations and not warranties. Such statements will not be used in defense to a claim, unless contained in a written application provided to the Contract Holder.

Void Terminations

In the event Prudential determines that a Coverage exists for an individual who has been erroneously identified as a Covered Person, Prudential, subject to the limitations of Code Section 7702, shall terminate such coverage as soon as practicable and shall pay to the Contract Holder an amount equal to the Covered Person’s Coverage Fund as of the date coverage is terminated. The value of the Coverage Fund for that Covered Person shall be reduced to zero as of such date. Any Coverage Debt for that Covered Person will be deducted from any values prior to payment to the Contract Holder.

Adding Covered Persons after the Contract Date

After the Contract Date the Contract Holder may insure Employees who were not covered under the Group Contract on the Contract Date (each, an “Additional Covered Person”). Subject to Prudential’s consent, Additional Covered Persons will be covered under the Group Contract provided each Employee has consented in writing to be covered under the Group Contract and has met all of Prudential’s eligibility and underwriting requirements. The time limit applicable to the Return of Charges provision with respect to Additional Covered Persons starts on the Additional Covered Person’s Coverage Effective Date.

REQUIREMENTS FOR ISSUANCE OF A COVERAGE

Prudential offers Coverage on a fully underwritten, simplified issue, and guaranteed issue basis, each an “Underwriting Class.”

Generally, Coverage may be issued on Covered Persons between the ages of 20 and 75 for a fully underwritten Coverage and between the ages of 20 and 64 for simplified and guaranteed issue Coverages. In Prudential’s discretion, Prudential may issue Coverages on Covered Persons of other ages.

The Initial Minimum Number of Covered Persons varies by state and is shown in the Group Contract’s Schedule of Benefits.

Currently, the Minimum Coverage Amount (Basic Insurance plus any Target Term Insurance combined) that can be applied for is $100,000 for all Underwriting Classes. If the Target Term Insurance is added to a Coverage, neither the Basic Insurance nor the Target Term Insurance can be less than $5,000. Prudential may change the Minimum Basic Insurance of the Coverages Prudential will issue. Furthermore, the Contract Holder may request scheduled increases on designated Coverage Anniversaries. See INCREASES IN BASIC INSURANCE AND/OR TARGET TERM INSURANCE.

Fully underwritten Coverage requires individualized evidence of the Covered Person's insurability and rating class that at a minimum includes a medical examination.

Simplified issue Coverage requires, at a minimum, that the Covered Person undergo HIV screening and complete a short form questionnaire. Prudential may require additional underwriting if it cannot determine the appropriate rating from the above information. Covered Persons must be actively at work on a full time basis (at least 30 hours per week). Insurance rates are higher for healthy individuals when this method of underwriting is used when compared with a substantially similar policy using the fully underwritten underwriting method.

Guaranteed issue Coverages are issued with minimal underwriting, and may only be issued in certain circumstances. Covered Persons must not have been recently declined for individual coverage and must satisfy other underwriting criteria. Covered Persons must be Actively at Work on a full time basis (at least 30 hours per week). Insurance rates are higher for healthy individuals when this method of underwriting is used when compared with a substantially similar policy using the fully underwritten or simplified issue methods.

For all Underwriting Classes, Covered Persons must have executed a Consent Form and met all of Prudential’s underwriting requirements.

Prudential requires evidence of insurability, which may include a medical examination, before issuing any Coverage. Non-smoker rates may provide more favorable cost of insurance rates than smokers. Prudential charges a higher cost of insurance rate and/or an extra amount if an additional mortality risk is involved.

These are the current general underwriting guidelines available in all states except New York. The actual underwriting will depend on the specific circumstances of each Group Contract. Prudential reserves the right to change them on a non-discriminatory basis.

PREMIUMS

Minimum Initial Premium

The Group Contract offers flexibility in paying premiums. The Minimum Initial Premium is due on the Coverage Effective Date. It is the premium needed to start the Group Contract. The Minimum Initial Premium is equal to three months of total charges. There is no insurance under the Group Contract unless the Minimum Initial Premium is paid. Thereafter, the Contract Holder decides when to make premium payments and, subject to a $1,000 minimum, in what amounts. Prudential will not accept a premium payment prior to the Coverage Effective Date. If the Contract Holder makes a premium payment prior to the Coverage Effective Date, Prudential will return such premium payment to the Contract Holder.

Generally, the Contract Holder may return the Group Contract for a refund within 10 days after the Contract Holder receives it or within any longer period required by applicable state law. See Canceling the Contract (“Free-Look”).

If applicable state law permits or requires a market value Free-Look, the Minimum Initial Premium may be immediately allocated to the Variable Investment Options and/or Fixed Interest Rate Option. If the Contract Holder cancels the Group Contract during the Free-Look period, the Contract Holder will receive the aggregate Coverage Fund value, which includes any investment results, plus the amount of any charges that have been deducted.

If applicable state law mandates refund of premium, the Minimum Initial Premium is allocated to the money market investment option during the period Prudential estimates the Free-Look to be in effect. Immediately upon expiration of the period Prudential estimates the Free-Look to be in effect or upon the Contract Holder waiving the Free-Look right, the Minimum Initial Premium may be allocated to the Variable Investment Options or Fixed Interest Rate Option. If the Contract Holder cancels the Group Contract during the Free-Look Period, the Contract Holder will receive a refund of the premium payments.

Prudential may require an additional premium if adjustments to premium payments exceed the Minimum Initial Premium or there are Coverage Fund charges due on or before the payment date. Prudential reserves the right to refuse to accept any payment that increases the Death Benefit by more than it increases the applicable Coverage Fund. Furthermore, there are circumstances under which the payment of premiums in amounts that are too large may cause a Coverage to be characterized as a Modified Endowment Contract, which could have significantly disadvantageous tax consequences. If the Contract Holder makes a payment that would cause a Coverage to be characterized as a Modified Endowment Contract, Prudential will send the Contract Holder a letter to advise the Contract Holder of the Contract Holder’s options. Generally, the Contract Holder has 60 days from when Prudential received the Contract Holder’s payment to remove the excess premiums and any accrued interest. If the Contract Holder chooses not to remove the excess premium and accrued interest, such Coverage will become permanently characterized as a Modified Endowment Contract. See TAXES.

Prudential can bill the Contract Holder for any premium amount selected, on an annual, semi-annual, quarterly or monthly basis. Because the Group Contract is a flexible premium contract, there are no scheduled premium due dates. When the Contract Holder receives a premium notice, the Contract Holder is not required to pay this amount. Prudential reserves the right to refuse a premium payment.

Each Coverage will remain in force if the Coverage Fund is greater than an amount equal to the total charges for one month and more than any Coverage Debt. When the Contract Holder applies for the Group Contract, the Contract

Holder should discuss with its registered representative how frequently the Contract Holder would like to be billed (if at all) and for what amount.

Allocation of Premiums

The Contract Holder will determine each Covered Person’s portion of the premium payment. On the Coverage Effective Date, Prudential deducts the charge for Premium Loads from the Minimum Initial Premium. Then the first monthly deductions are made. Prudential will allocate the remainder of the initial premium among the Variable Investment Options and/or the Fixed Interest Rate Option according to the Contract Holder’s current premium allocation.

The charge for Premium Loads will also apply to all subsequent premium payments. Prudential will invest the remainder of each subsequent premium payment as of the end of the Valuation Period in which it is received in Good Order as provided in the Group Contract, in accordance with the allocation the Contract Holder previously designated.  The “Valuation Period” means the period of time from one determination of the value of the amount invested in a Variable Investment Option to the next. Such determinations are made when the net asset values of the portfolios of the Variable Investment Options are calculated, which would be as of the close of regular trading on the New York Stock Exchange (generally 4:00 p.m. Eastern time).

Provided the Group Contract is not in default, the Contract Holder may change the way in which subsequent premiums are allocated by giving written notice as specified in the Group Contract. There is no charge for reallocating future premiums. Percentage allocations may go out three decimal points, for example, 33.165%. The total allocation to all selected investment options must equal 100%.

Premiums in Connection with Additional Persons

The Minimum Initial Premium for an Additional Person is due on the Additional Person’s Coverage Effective Date. It is the premium needed to start the Additional Person’s Coverage. The Minimum Initial Premium for an Additional Person’s Coverage is equal to three months of total charges. The Additional Person is not covered under the Group Contract unless the Minimum Initial Premium is paid and consents to be covered under the Group Contract. Thereafter, the Contract Holder decides when to make premium payments and, subject to a $1,000 minimum, in what amounts. Prudential will not accept a premium payment prior to the Coverage Effective Date. If the Contract Holder makes a premium payment prior to the Coverage Effective Date, Prudential will return such premium payment to the Contract Holder.

The Contract Holder will determine each Covered Person’s portion of the premium payment. On the Coverage Effective Date, Prudential deducts the charge for Premium Loads from the initial premium. Then the first monthly deductions are made. Prudential will allocate the remainder of the initial premium among the Variable Investment Options and/or the Fixed Interest Rate Option according to the Contract Holder’s current premium allocation.

Transfers/Restrictions on Transfers

The Contract Holder may for each Coverage, up to 20 times each Coverage Year, transfer amounts among the Variable Investment Options or to the Fixed Interest Rate Option. Transfer limitations apply to each Coverage, rather than on a Group Contract basis. There is an administrative charge of up to $25 for each transfer made exceeding 12 for a Coverage in any Coverage Year. Certain Variable Investment Options may have additional restrictions.

Certain restrictions apply to transfers from the Fixed Interest Rate Option, as described below.

Prudential reserves the right to prohibit transfer requests it determines to be disruptive to the Variable Investment Options or to the disadvantage of other Contract Holders.

Restrictions will be applied uniformly and will not be waived. Each transfer must be made by written notice in a form acceptable to Prudential.

Transfers out of the Money Market investment option will not be made until the expiration of any applicable Free-Look period. At Prudential’s discretion and where permitted by state law, the Contract Holder may waive its right to return the Group Contract during the Free-Look period. With Prudential’s consent, the Contract Holder may allocate Net Premium to the Variable Investment Options immediately upon waiving the Free-Look period. Such transfers and any transfers due to any fund closures or mergers will not be considered towards the 12 free transfers per Coverage Year or the 20 transfer limit per Coverage Year.

Transfers among Variable Investment Options will take effect as of the end of the Valuation Period in which a transfer request is received in Good Order as provided in the Group Contract. The request may be in terms of dollars, such as a request to transfer $5,000 from one Fund to another, or may be in terms of a percentage reallocation among Variable Investment Options. In the latter case, as with premium reallocations, the percentage allocations may go out three decimal points, for example, 33.165%. The total allocation to all selected investment options must equal 100%.

Only one transfer from the Fixed Interest Rate Option will be permitted for a Coverage during each Coverage Year. The maximum amount a Contract Holder may transfer out of the Fixed Interest Rate Option each year is the greater of: (a) 25% of the largest amount in the Fixed Interest Rate Option over the prior four years; and (b) $2,000. Prudential may change these limits in the future or waive these restrictions for limited periods of time in a non-discriminatory way.

The Group Contract was not designed for professional market timing organizations, other organizations, or individuals using programmed, large, or frequent transfers. Large or frequent transfers among Variable Investment Options in response to short-term fluctuations in markets, sometimes called “market timing,” can make it very difficult for Fund advisers/sub-advisers to manage the Funds. Large or frequent transfers may cause a Fund to hold more cash than otherwise necessary, disrupt management strategies, increase transaction costs, or affect performance to the disadvantage of other Contract Holders or other Fund investors. If Prudential (in its discretion) believes that a pattern of transfers or a specific transfer request, or group of transfer requests, may have a detrimental effect on the performance of the Variable Investment Options, or Prudential is informed by a Fund (e.g., by the Fund’s adviser/sub-advisers) that the purchase or redemption of shares in the Fund must be restricted because the Fund believes the transfer activity to which such purchase or redemption relates would have a detrimental effect on performance of the affected Fund, Prudential may modify a Contract Holder’s right to make transfers by restricting the number, timing, and amount of transfers. Prudential reserves the right to prohibit transfer requests made by an individual acting under a power of attorney on behalf of more than one Contract Holder. Prudential will immediately notify the Contract Holder at the time of a transfer request if Prudential exercises this right.

Although Prudential’s transfer restrictions are designed to prevent excessive transfers, they are not capable of preventing every potential occurrence of excessive transfer activity.

Any restrictions on transfers will be applied uniformly to all persons who own Group Contracts like this one, and will not be waived, except as described above with respect to transfers from the Fixed Interest Rate Option. However, due to the discretion involved in any decision to exercise Prudential’s right to restrict transfers, it is possible that some Contract Holders may be able to effect transactions that could affect Fund performance to the disadvantage of other Contract Holders and Fund investors.

In addition, Contract Holders who own variable life insurance or variable annuity contracts that do not impose the above-referenced transfer restrictions, might make more numerous and frequent transfers than Contract Holders who are subject to such limitations. Contract Holders who are not subject to the same transfer restrictions may have the same underlying Funds available to them, and unfavorable consequences associated with such frequent trading within the underlying Fund (e.g., greater portfolio turnover, higher transaction costs, or performance or tax issues) may affect all Contract Holders.

Dollar Cost Averaging

As an administrative practice, Prudential is currently offering a feature called dollar cost averaging (“DCA”). Under this feature, either fixed dollar amounts or a percentage of the amount designated for use under the DCA option will be transferred periodically from the DCA Money Market investment option into other Variable Investment Options available under the Group Contract, excluding the Fixed Interest Rate Option. Contract Holders may choose to have periodic transfers made monthly or quarterly. DCA transfers will not begin until the Monthly Date on or after the end of the applicable Free-Look period.

Each automatic transfer will take effect as of the end of the Valuation Period on the date coinciding with the periodic timing the Contract Holder designates provided the New York Stock Exchange is open on that date. If the New York Stock Exchange is not open on that date, or if the date does not occur in that particular month, the transfer will take effect as of the end of the Valuation Period, which immediately follows that date. Automatic transfers will continue until: (1) $50 or less remains of the amount designated for DCA, at which time the remaining amount will be transferred; or (2) the Contract Holder notifies Prudential of a change in the DCA allocation or cancellation of the feature. Currently, a transfer that occurs under the DCA feature is not counted towards the 20 transfers permitted for a Coverage each Coverage Year or the 12 free transfers permitted for a Coverage each Coverage Year. Prudential reserves the right to change this practice, modify the requirements, or discontinue the feature.

DEATH BENEFITS

Coverage Effective Date

There is no insurance under the Group Contract until the Minimum Initial Premium is paid and the Covered Persons consent to being covered under the Group Contract. Under certain circumstances, Prudential may allow a Coverage Effective Date to be backdated up to six months. If Prudential agrees to backdate a Coverage Effective Date, then the Contract Holder’s initial premium payment must be sufficient to cover all charges for the six month period, including Premium Loads, COI, Mortality and Expense Charges and Administrative Charges. This may be advantageous for some Contract Holders as a lower issue age may result in lower current charges.

When Proceeds Are Paid

Generally, Prudential will pay any Death Benefit, Surrender Value, loan proceeds or withdrawal within seven days after all the documents required for such a payment are received as provided in the Group Contract. Other than the Death Benefit, which Prudential determines as of the date of death, Prudential will determine the payment amount as of the end of the Valuation Period in which the necessary documents are received by Prudential as provided in the Group Contract. However, Prudential may delay payment of proceeds from the Variable Investment Option(s) and the variable portion of the Death Benefit due under the Group Contract if the disposal or valuation of the Account's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists.

Prudential has the right to delay payment of the Surrender Value attributable to the Fixed Interest Rate Option for up to six months (or a shorter period if required by applicable law). Prudential will pay interest as required by applicable law if such a payment is delayed for more than 30 days (or a shorter period if required by applicable law).

Types of Death Benefit

The Group Contract offers three types of Death Benefit applicable to a Coverage. The Contract Holder selects the type of Death Benefit applicable to each Coverage.

A Coverage with a Type A (fixed) Death Benefit has a death benefit which will generally equal the Coverage Amount. Favorable investment results and additional premium payments will generally increase the Surrender Value and decrease the NAR and result in lower charges. This type of Death Benefit does not vary with the investment performance of the investment options the Contract Holder selected, except when the premiums the Contract Holder pays or favorable investment performance causes the Coverage Fund to grow to the point where Prudential may increase the Death Benefit to ensure that the Coverage will satisfy the Internal Revenue Code’s definition of life insurance. See How a Contract's Surrender Value Will Vary.

A Coverage with a Type B (variable) Death Benefit has a death benefit which will generally equal the Coverage Amount plus the Coverage Fund. Favorable investment performance and additional premium payments will generally increase a Coverage’s Death Benefit and Surrender Value. However, the increase in the Surrender Value for Type B (variable) Death Benefit may be less than the increase in Surrender Value for a Type A (fixed) Death Benefit because a Type B Death Benefit has a greater cost of insurance charge due to a greater NAR. As long as the Coverage is not in default, there have been no withdrawals, and there is no Coverage Debt, the Death Benefit may not fall below the Basic Insurance stated in the Group Contract. Prudential may increase the Death Benefit to ensure that the Coverage will satisfy the Internal Revenue Code’s definition of life insurance. See How a Contract's Surrender Value Will Vary.

A Coverage with a Type C (return of premium) Death Benefit has a death benefit which will generally equal the Coverage Amount plus the total premiums allocated to each Covered Person as directed by the Contract Holder less withdrawals allocated to each Covered Person as directed by the Contract Holder, both credited at an interest rate (between 0% and 8%, in ½% increments) chosen by the Contract Holder to the date of death. Within limits, this Death Benefit type allows the beneficiary, in effect, to recover the cost of Coverage, plus a predetermined rate of return, upon the death of a Covered Person. Favorable investment performance and payment of additional premiums will generally increase the Coverage’s 's Surrender Value. However, the increase in the Surrender Value for Type C (return of premium) Death Benefit may be less than the increase in Surrender Value for a Type A (fixed) Death Benefit because a Type C Death Benefit has a greater cost of insurance charge due to a greater NAR. The increase in Surrender Value for a Type C (return of premium) Death Benefit may be more or less than the increase in Surrender Value for a

Type B (variable) Death Benefit depending on earnings, the Type C interest rate the Contract Holder chose, and the amount of any withdrawals. Prudential may increase the Death Benefit to ensure that the Coverage will satisfy the Internal Revenue Code’s definition of life insurance. See How a Contract’s Surrender Value Will Vary.

Changing the Type C Death Benefit Interest Rate: The Contract Holder may change the interest rate for Covered Persons with the Type C Death Benefit once each Coverage Year. The Contract Holder may choose a rate between 0% and 8% in 1/2% increments. The change will become effective as described in the Group Contract. Any change in interest rate for a Type C Death Benefit will apply to every Coverage with a Type C Death Benefit under the Group Contract.

Contract Holders with Type A (fixed) Death Benefits should note that any withdrawal may result in a reduction of the Coverage Amount. Prudential will not allow the Contract Holder to make a withdrawal that will decrease the Basic Insurance below the Minimum Basic Insurance shown in the Group Contract’s Schedule of Benefits. For Type B (variable) Death Benefits and Type C (return of premium) Death Benefits, withdrawals will not generally change the Coverage Amount. See Withdrawals.

The way in which a Coverage’s Surrender Value and Death Benefit will change depends significantly upon the investment results that are actually achieved.

Changing the Type of Death Benefit

The Contract Holder may change the type of Death Benefit any time after issue and subject to Prudential’s approval. Prudential will increase or decrease the Coverage Amount so that the Death Benefit immediately after the change, generally, matches the Death Benefit immediately before the change. The Basic Insurance after a change may not be lower than the Minimum Basic Insurance shown in the Group Contract’s Schedule of Benefits. In addition, the sum of the Basic Insurance and the Target Term Insurance must equal or exceed the Minimum Coverage Amount shown in the Group Contract’s Schedule of Benefits. See REQUIREMENTS FOR ISSUANCE OF A CONTRACT.

After issue, the Contract Holder may not change from a Type A (fixed) Death Benefit to a Type B (variable) Death Benefit or Type C (return of premium) Death Benefit.

If the Contract Holder is changing from a Type B (variable) to a Type A (fixed) Death Benefit, Prudential will increase the Coverage Amount by the amount in the Coverage Fund on the date the change takes effect.

If the Contract Holder changes the Death Benefit type for a Coverage from a Type C (return of premium) to a Type A (fixed) Death Benefit, Prudential will change the Coverage Amount for Covered Persons affected by this change. Prudential will add to the Coverage Amount the total premiums allocated by the Contract Holder to each Covered Person minus total withdrawals allocated by the Contract Holder to each Covered Person both, credited with interest at the rate(s) chosen by the Contract Holder on the date the change takes effect.

Furthermore, if the Contract Holder chooses a Type B or Type C Death Benefit at issue, the Contract Holder will NOT be able to change to a Type C or Type B, respectively, Death Benefit after issue.

The following chart illustrates the changes in Coverage Amount with each change of Death Benefit type described above. The chart assumes a $50,000 Coverage Fund and a $300,000 Death Benefit. For changes to and from a Type C Death Benefit, the chart assumes $40,000 in total premiums minus total withdrawals and the rate chosen to accumulate premiums is 0%.

Coverage Amount
FROM	TO
Type B $250,000	Type A $300,000
Type C $260,000	Type A $300,000

To request a change, the Contract Holder must fill out an application for change, which can be obtained from the Contract Holder’s registered representative or a Service Office. If Prudential approves the change, Prudential will recompute the affected Coverage’s charges and appropriate tables and send the Contract Holder a new Benefit Summary Report for each affected Coverage. Prudential may require the Contract Holder to send the Group Contract before making the change. There may be circumstances under which a change in the Death Benefit type may cause the affected Coverage to be classified as a Modified Endowment Contract, which could be significantly disadvantageous. See TAXES.

TARGET TERM INSURANCE

The Target Term Insurance provides a flexible term insurance benefit to Attained Age 100 of a Covered Person. The Contract Holder specifies the amount of Target Term Insurance the Contract Holder desires with respect to each Covered Person and this amount is shown in each Covered Person’s Benefit Summary Report. For each Covered Person, the sum of the Basic Insurance and the Target Term Insurance equals the Coverage Amount and is shown in each Covered Person’s Benefit Summary Report.

The Death Benefit types applicable to the Basic Insurance are also applicable to the Target Term Insurance.

After Coverage is issued, the Target Term Insurance may be increased or decreased. See INCREASES IN BASIC INSURANCE AND/OR TARGET TERM INSURANCE and DECREASES IN BASIC INSURANCE AND/OR TARGET TERM INSURANCE.

The value of the Target Term Insurance fluctuates as the value of the Basic Insurance changes under certain circumstances. If the Coverage Fund has grown to the point where the Basic Insurance begins to vary as required by the Internal Revenue Code’s definition of life insurance, the Target Term Insurance will decrease (or increase) dollar for dollar as the Basic Insurance increases (or decreases). It is possible for the Coverage Fund and, consequently, the Basic Insurance, to grow to the point where the Target Term Insurance is reduced to zero. If a Coverage provides a Type A (fixed) Death Benefit and the Contract Holder takes a withdrawal from the Coverage Fund of such Coverage, Prudential may reduce the Basic Insurance and the Target Term Insurance proportionately if the Death Benefit was previously increased to meet the definition of life insurance.

The following chart illustrates how the Target Term Insurance might fluctuate as the Basic Insurance changes under the circumstances described above.

The Contract Holder should consider the following factors when purchasing a Coverage with Target Term Insurance:

1.

When the initial Death Benefit and premium payments are the same for two Coverages, a Coverage with Target Term Insurance will offer a higher early cash value than a Coverage with Basic Insurance only, if Prudential continues to deduct current charges. The Cash Values are higher because: (1) the Target Premium is lower for a Coverage with Target Term Insurance than for a Coverage with Basic Insurance only with the same death benefit and this results in lower current sales expense charges, (2) the current Cost of Insurance charge per $1,000 for the Target Term Insurance is generally lower than the Cost of Insurance charge per $1,000 for the Basic Insurance for the first 10 years; however, it becomes greater thereafter.

2.

The Contract Holder may increase or decrease both the Basic Insurance and Target Term Insurance after issue subject to the underwriting requirements determined by Prudential. See INCREASES IN BASIC INSURANCE AND/OR TARGET TERM INSURANCE and DECREASES IN BASIC INSURANCE AND/OR TARGET TERM INSURANCE. Increasing the Basic Insurance after issue increases the Premium Load charge on any premiums paid after the effective date of the increase for that portion of the premium allocated to the new Coverage Segment.

3.

The amount and timing of premium payments, loans, and withdrawals the Contract Holder makes under a Coverage will all be factors in determining the relative performance of a Coverage with and without Target Term Insurance.

4.	Investment experience will be a factor in determining the relative performance of a Coverage with and without Target Term Insurance.

The factors outlined above can have effects on the financial performance of a particular Coverage, including the amount of the Coverage’s Cash Value and Death Benefit. The Contract Holder should request Prudential to provide illustrations based on different combinations of Basic Insurance and Target Term Insurance. The Contract Holder and its broker or agent can then discuss how these combinations may address the Contract Holder’s objectives.

Prudential pays significantly lower commissions on a Coverage with Target Term Insurance than on a Coverage with Basic Insurance only with the same initial Death Benefit and premium payments. This may provide a financial incentive for a broker or agent to promote the sale of a Coverage without Target Term Insurance.

INCREASES IN BASIC INSURANCE AND/OR TARGET TERM INSURANCE

After a Coverage’s first Coverage Anniversary, the Contract Holder may, on a Monthly Date, increase the amount of insurance by increasing the Basic Insurance and/or the Target Term Insurance of any Coverage, thus, creating an additional Coverage Segment within such Coverage. The increase will be subject to the underwriting requirements Prudential determines.

The following conditions must be met:

(1)	the Contract Holder must ask for the change in a form that meets Prudential’s needs;
(2)	the amount of the increase must be at least equal to the minimum increase in Basic Insurance and/or Target Term Insurance shown on the Group Contract’s Schedule of Benefits;
(3)	the Contract Holder must prove to Prudential that the Covered Person is insurable for any increase;
(4)	the Coverage must not be in default; and
(5)	if Prudential asks the Contract Holder to do so, the Contract Holder must send Prudential the Group Contract to be endorsed.

If Prudential approves the change for any Coverage, Prudential will send the Contract Holder a new Benefit Summary Report for each such Coverage showing the amount and effective date of the change. The affected Covered Person must be living on the effective date for the change to be effective.

Prudential does not intend to permit any changes to Basic Insurance or Target Term Insurance that require underwriting after December 31, 2008.

The Contract Holder may request scheduled increases on designated Coverage Anniversaries:

(1)	for the Target Term Insurance only; or

(2)   if a Coverage at issue includes Basic Insurance and Target Term Insurance, so long as the scheduled increase proportionately increases the Basic Insurance and Target Term Insurance.

All increases are effective on designated Coverage Anniversaries. The schedule of increases must meet the following additional conditions:

(1)	the amount of each scheduled increase must be at least equal to the minimum increase in Basic Insurance and/or the Target Term Insurance shown in the Group Contract’s Schedule of Benefits;

(2)

the amount of a scheduled increase is limited to 20% of the Coverage Amount at issue up to a maximum of four times the Coverage Amount at issue for fully underwritten Coverages or two times the Coverage Amount at issue for simplified issue or guaranteed issue Coverages.

(3)	increases for any Coverages cannot be scheduled to take place after the affected Covered Person’s Attained Age 70; and
(4)	a Coverage with a scheduled increase must not be in default on the effective date of the scheduled increase;

If the Contract Holder makes an unscheduled increase, the Contract Holder must supply Prudential with a new schedule. The new schedule must also conform to the same limitations, but for the purposes of calculating the limitations, the Contract Holder may use the Coverage Amount after the unscheduled increase. These are Prudential’s current guidelines. Prudential reserves the right to change these conditions.

The maximum COI rates for a Coverage Segment representing an increase in the Basic Insurance and the Target Term Insurance are based upon 1980 CSO Mortality Tables, the Attained Age at the effective date of the increase and the number of years since then, sex (except where unisex rates apply), and Extra Rating Class, if any. The NAR (the Death Benefit minus the Coverage Fund) for a Coverage is allocated to each Coverage Segment based on the proportion of the Coverage Segment to the total of all Coverage Segments for a Coverage. The Attained Age Factor for a Coverage with an increase in the Basic Insurance and/or the Target Term Insurance is based on the Covered Person's Attained Age for the initial Coverage Segment.

The Free-Look period is not applicable to increases to the Basic Insurance or Target Term Insurance. Increases in Basic Insurance and/or Target Term Insurance create Additional Returnable Charges. The Additional Returnable Charges are subject to the Return of Charges provision with the same Return of Charges Period that was applicable to the Returnable Charges at issue.

Payment of premium in conjunction with an increase in Basic Insurance and/or the Target Term Insurance may cause an affected Coverage to be classified as a Modified Endowment Contract. See TAXES. Therefore, before increasing the Basic Insurance and/or the Target Term Insurance, the Contract Holder should consult with its tax adviser and its registered representative.

DECREASES IN BASIC INSURANCE AND/OR TARGET TERM INSURANCE

The Contract Holder has the option of decreasing the Basic Insurance and/or the Target Term Insurance Coverage without withdrawing any Cash Value. If a change in circumstances causes the Contract Holder to determine that the amount of insurance is greater than needed, a decrease will reduce the Coverage Amount and the monthly deductions for the cost of insurance.

The following conditions must be met:

(1)	the Contract Holder must ask for the change in a form that meets Prudential’s needs;
(2)	the amount of the decrease must be at least equal to the minimum decrease in the Basic Insurance and/or the Target Term Insurance shown in the Group Contract’s Schedule of Benefits;
(3)

the Basic Insurance and/or the Target Term Insurance after the decrease must be at least equal to the Minimum Basic Insurance and /or the Target Term Insurance shown in the Group Contract’s Schedule of Benefits; and

(5)	if Prudential asks the Contract Holder to do so, the Contract Holder must send Prudential the Group Contract to be endorsed.

If Prudential approves the decrease for any Coverage, Prudential will send the Contract Holder a new Benefit Summary Report for each such Coverage showing the amount and effective date of the change.

For Coverages with more than one Coverage Segment, a decrease in Basic Insurance and/or the Target Term Insurance will reduce each Coverage Segment on a last in first out basis.

Prudential may decline a request to decrease in the Basic Insurance and/or the Target Term Insurance for any Coverage if Prudential determines such decrease would cause the affected Coverage to fail to qualify as “life insurance” for purposes of Section 7702 of the Internal Revenue Code. See TAXES.

If the Basic Insurance and/or the Target Term Insurance is decreased for any Coverage, there is a possibility that the affected Coverage will be classified as a Modified Endowment Contract. See TAXES. The Contract Holder should consult with its tax adviser and its registered representative before requesting any decrease in Basic Insurance and/or the Target Term Insurance.

CONTRACT VALUES

Surrender

The Contract Holder may surrender a Coverage at any time for the Coverage’s Surrender Value while any Covered Person is living. To surrender a Coverage, Prudential may require the Contract Holder to deliver or mail the following items in Good Order as provided in the Group Contract: the Group Contract, a signed request for surrender, and any tax withholding information required under federal or state law. To surrender the entire Group Contract, the Contract Holder must surrender all Coverages. Surrender of the Group Contract or a Coverage may have tax consequences. See TAXES.

Generally, Prudential will pay the Coverage’s Surrender Value within seven days after all the documents required for such a payment are received in Good Order as provided in the Group Contract. Prudential may delay payment of proceeds from the Fund(s) if the disposal or valuation of the Account's assets is not reasonably practicable because the New York Stock Exchange is closed for other than a regular holiday or weekend, trading is restricted by the SEC, or the SEC declares that an emergency exists.

Prudential may delay payment of the Surrender Value attributable to the Fixed Interest Rate Option for up to six months (or a shorter period if required by applicable law). Prudential will pay interest as required by applicable state law if such a payment is delayed for more than 30 days (or a shorter period if required by applicable law).

How the Surrender Value Will Vary

The Surrender Value will be determined as of the end of the Valuation Period in which a surrender request is received in Good Order as provided in the Group Contract. If the Group Contract or a Coverage is fully surrendered within the first eight Coverage Years, the Contract Holder may be entitled to a Return of Charges. A Coverage’s Surrender Value on any date equals the Coverage Fund less any Coverage Debt, plus any Return of Charges. Each Coverage Fund’s value changes daily, reflecting:

(1)	increases or decreases in the value of the Variable Investment Option(s);
(2)	interest credited on any amounts allocated to the Fixed Interest Rate Option; and
(3)	interest credited on any Loan Account.

Each Coverage Fund’s value also changes to reflect the receipt of premium payments after any charges are deducted and the monthly deductions described under CHARGES AND EXPENSES. Upon request, Prudential will tell the Contract Holder the Surrender Value of the Group Contract or a particular Coverage. It is possible for the Surrender Value of a Group Contract or a Coverage to decline to zero because of unfavorable investment performance or outstanding Coverage Debt.

Return of Charges

If a Coverage is fully surrendered within the first eight Contract Years, or if the Group Contract is fully surrendered within the first eight Coverage Years, Prudential may return some portion of the charges paid prior to the date of surrender (“Returnable Charges”). The Premium Load and COI are Returnable Charges. Return of charges is not guaranteed.

The Premium Load and COI applicable to the surrendered Coverage for the Basic Insurance and Target Term Insurance are Returnable Charges. The following charges are not Returnable Charges: Mortality and Expense Charge, Administrative Charge, Transaction Charge, and Fund Charges.

Increases in Basic Insurance and/or Target Term Insurance create Additional Returnable Charges. The Additional Returnable Charges are subject to the Return of Charges provision with the same Return of Charges Period that was applicable to the Returnable Charges at issue.

Prudential uses a formula to determine the Returnable Charges. For each coverage, the Return of Charges period begins in month one from the Coverage Effective Date and extends to month 96 from the Coverage Effective Date, with declining factors from month 13 to month 96. The Return of Charges period for an Additional Person begins on the Coverage’s Coverage Effective Date The factors range from 95% in month 13 to 20% in month 96 and are available upon request. These factors are applied to the cumulative Premium Load and COI.

Prudential, in its discretion, may include interest in the formula used to determine the Returnable Charges. If Prudential adds interest, Prudential will increase the Returnable Charges by a rate of interest that it sets, which may vary over time, prior to applying the factor to the Returnable Charges. Prudential will state the initial interest rate, if any, in the Group Contract. Prudential will pay any interest that it credits on the Returnable Charges only upon surrender of a Coverage in accordance with the terms of this provision and the surrender provision in the Group Contract.

Returnable Charges are not a part of the Contract Fund. This means that Returnable Charges:

(1)	are not allocated to the Variable Investment Options or the Fixed Interest Rate Option;
(2)	are not available for loans; and
(3)	are not available for withdrawals.

There is no Return of Charges for a Coverage if any of the following conditions exist:

(1)	the surrender is in connection with a 1035 exchange or any similar Code provision providing for a tax-advantaged exchange of insurance contracts;
(2)	such Coverage has been assigned to any Covered Person prior to the date of surrender; or
(3)	such Coverage is in default beyond the grace period on the date of surrender.

The Return of Charges is not guaranteed and may not be available in all states. In its discretion, if Prudential determines that the Contract Holder is engaging in an abusive practice of selectively surrendering Coverages, then Prudential may modify the Return of Charges provision on a class basis.

Loans

The Contract Holder may borrow an amount up to the current Loan Value of a Coverage less any existing Coverage Debt using such Coverage as the only security for the loan. Currently, a Coverage’s loan value at any time is equal to the Cash Value attributable to the Variable Investment Options and the Fixed Interest Rate Option less total charges for one month. The Contract Holder may borrow from a Coverage Fund value provided the Coverage is not in default. A Coverage in default has no loan value. The minimum loan amount a Contract Holder may borrow is $5,000. Loans may not be taken against the amounts that may be payable as a potential Return of Charges.

Interest charged on a loan accrues daily. Prudential charges interest on the full loan amount, including all unpaid interest. Interest is due on each Coverage Anniversary or when the loan is paid back, whichever comes first. If interest is not paid when due, Prudential will increase the loan amount by any unpaid interest. Prudential charges interest at an effective annual rate of 5% for standard loans.

A portion of any amount the Contract Holder borrows on or after the 10th Coverage Anniversary may be considered a preferred loan. The maximum preferred loan amount is the total amount the Contract Holder may borrow minus premiums paid less total withdrawals, if any. If the premiums paid are less than the withdrawal taken, for the purposes of this calculation, Prudential will consider the withdrawal equal to premium. Only new loans borrowed after the 10th Coverage Anniversary may be considered preferred loans. Standard loans will not automatically be converted into preferred loans. Preferred loans are charged interest at an effective annual rate of 4.25%. Prudential, in its discretion, reserves the right to modify the net interest spread for a Preferred Loan if it determines that the Contract Holder has borrowed excessively from the Fixed Interest Rate Option.

When a Contract Holder takes a loan, the Contract Holder instructs Prudential which Coverage Funds will be affected by such loan. Prudential will transfer an amount equal to the loan proceeds first out of the Variable Investment Options and then out of the Fixed Interest Rate Option, as applicable, into the general account. A Loan Account for each Covered Person that is part of the Covered Person's Coverage Fund will be set up in Prudential’s general account whenever the Contract Holder takes out a loan. Unless the Contract Holder instructs Prudential to take the loan amount from specific Variable Investment Options or the Fixed Interest Rate Option and Prudential agrees, the reduction will be made in the same proportions as the value in each Variable Investment Option and the Fixed Interest Rate Option bears to the total value of the Group Contract. The loan amount is deducted from the Fixed Interest Rate Option only when insufficient amounts are deducted from the Variable Investment Options. While a loan is outstanding, the amount in the Loan Account will continue to be treated as part of the Coverage Fund. Prudential will credit the Loan Account with interest at an effective annual rate of 4%. On each Monthly Date, Prudential will increase the portion of the Coverage Fund in the investment options by interest credits accrued on the loan since the last Monthly Date. The net interest rate spread of a standard loan is 1% and the net interest rate spread of a preferred loan is 0.25%.

For each Coverage, the Coverage Debt is the amount of all outstanding loans plus any interest accrued but not yet due. If, on any Monthly Date, the Coverage Debt equals or exceeds the Coverage Fund, such Coverage will go into default. Prudential will notify the Contract Holder of a 61-day grace period, within which time the Contract Holder may repay all or enough of the loan to obtain a positive Cash Value and thus keep the Coverage in force. If a Coverage lapses or is surrendered, the amount of unpaid Coverage Debt will be treated as a distribution and will be immediately taxable to the extent of gain in the Coverage. Reinstatement of a Coverage after lapse will not eliminate the taxable income, which Prudential is required to report to the Internal Revenue Service. See LAPSE AND REINSTATEMENT and Pre-Death Distributions.

Loans the Contract Holder takes against a Coverage are ordinarily treated as debt and are not considered distributions subject to tax. However, the Internal Revenue Service may take the position that the loan should be treated as a distribution for tax purposes because of the relatively low differential between the loan interest rate and the Coverage’s crediting rate. Distributions are subject to income tax. Were the Internal Revenue Service to take this position, Prudential would take reasonable steps to attempt to avoid this result, including modifying the Group Contract’s loan provisions, but cannot guarantee that such efforts would be successful.

A loan will not cause the Group Contract to lapse as long as Coverage Debt for all Coverages does not equal or exceed the aggregate Coverage Funds for all Covered Person. Loans from Modified Endowment Contracts may be treated for tax purposes as distributions of income. See TAXES.

Any Coverage Debt will directly reduce a Coverage’s Cash Value and will be subtracted from the Death Benefit to determine the amount payable. In addition, even if the loan is fully repaid, it may have an effect on future Death Benefits because the investment results of the selected investment options will apply only to the amount remaining invested under those options. The longer the loan is outstanding, the greater the effect is likely to be. The effect could be favorable or unfavorable. If investment results are greater than the rate being credited on the amount of the loan while the loan is outstanding, values under a Coverage will not increase as rapidly as they would have if no loan had been made. If investment results are below that rate, contract values will be higher than they would have been had no loan been made.

When the Contract Holder repays all or part of a loan, Prudential will increase the portion of the affected Coverage Fund in the Funds by the amount of the loan the Contract Holder repays plus interest credits accrued on the loan since the last transaction date and reduce the affected Covered Person’s Loan Account. The increase to the affected Coverage Fund will never be more than the Loan Account. Prudential will use the investment option the Contract Holder designates or the investment allocation for future premium payments as of the loan payment date. If loan interest is paid when due, it will not change the portion of the affected Coverage Fund allocated to the investment options. Prudential reserves the right to change the manner in which Prudential allocates loan repayments.

Repayment Allocations: Prudential may allocate the loan repayment first to the Fixed Interest Rate Option and then to the Variable Investment Options.

Subsequent Premium Payments: Prudential may require that any subsequent premium payments be used to repay the loan amount allocated to the Fixed Interest Rate Option in order to reduce the portion of the Loan Account allocated to the Fixed Interest Rate Option.

Prudential will give notice to the Contract Holder if it intends to apply the repayment allocation and subsequent premium payment requirements set forth above.

Withdrawals

The Contract Holder may withdraw a portion of a Coverage or multiple Coverages Net Cash Value without surrendering a particular Coverage, subject to the following restrictions: (a) such Coverage’s Net Cash Value after the withdrawal may not be less than an amount equal to the total charges for one month, and; (b) the withdrawal amount must be at least $5,000.

A withdrawal may not be repaid except as a premium subject to the applicable charges. Upon request, Prudential will tell the Contract Holder how much the Contract Holder may withdraw. Withdrawal of the Cash Value may have tax consequences. See TAXES.

When the Contract Holder makes a withdrawal, the Contract Holder instructs Prudential which Coverage Funds will be reduced by the withdrawal amount. Prudential will withdraw an amount equal to the reduction in each Covered Person’s Coverage Fund proportionally from the Variable Investment Options and the Fixed Interest Rate Option unless the Contract Holder directs otherwise. The Contract Holder may not direct a withdrawal to come from the Fixed

Interest Rate Option. Prudential will adjust the withdrawal allocation so that the 25% maximum withdrawal from the Fixed Interest Rate Option is not exceeded. If the Fixed Interest Rate Option is the only investment option, Prudential will reduce the amount of the withdrawal so that the 25% maximum withdrawal from the Fixed Interest Rate Option is not exceeded.

Withdrawal of any portion of a Coverage’s Net Cash Value increases the risk that the affected Coverage Funds may be insufficient to provide Death Benefits. If such a withdrawal is followed by unfavorable investment experience, the affected Coverages may go into default.

Whenever the Contract Holder makes withdrawal, Prudential will immediately reduce the affected Covered Person’s Death Benefit by at least the amount of the withdrawal. Generally, withdrawals under Type B (variable) and Type C (return of premium) Death Benefits will not change the Basic Insurance, or Target Term Insurance except when the Coverage Amount has been increased to satisfy the Internal Revenue Code’s definition of life insurance.

However, under a Type A (fixed) Death Benefit, the withdrawal may require a reduction in the Basic Insurance and Target Term Insurance. If the withdrawal would cause the NAR to increase, the Contract Holder must prove to Prudential that such Covered Person is insurable for the increase. If the Covered Person is not insurable for the increase or the Contract Holder does not desire to maintain the original Coverage Amount, Prudential will reduce the Basic Insurance and Target Term Insurance, if any, proportionately using a formula to ensure that the affected Coverages satisfy the definition of life insurance under Section 7702 of the Internal Revenue Code. Prudential will not permit a withdrawal under a Type A (fixed) Death Benefit if it would result in a Basic Insurance of less than the Minimum Basic Insurance shown in the Group Contract’s Schedule of Benefits. Furthermore, the sum of the Basic Insurance and the Target Term Insurance must equal or exceed the Minimum Coverage Amount shown in the Group Contract’s Schedule of Benefits. If the Coverage Amount is decreased, there is a possibility that the affected Coverage might be classified as a Modified Endowment Contract. Before making any withdrawal that causes a decrease in Basic Insurance, the Contract Holder should consult with its tax adviser and its registered representative. See TAXES.

Prudential does not intend to permit any changes to either the Basic Insurance or the Target Term Insurance, including changes due to a withdrawal, that require underwriting after December 31, 2008.

Currently, Prudential will provide an authorization form if the Contract Holder’s withdrawal request causes a decrease in the Coverage Amount that results in a Coverage being classified as a Modified Endowment Contract. The authorization form will confirm that the Contract Holder is aware of such Coverage becoming a Modified Endowment Contract if the transaction is completed. Prudential will complete the transaction and send a confirmation notice after Prudential receives the completed authorization form in Good Order as provided in the Group Contract.

Generally, Prudential will pay any withdrawal amount within seven days after all the documents required for such a payment are received in Good Order as provided in the Group Contract. See When Proceeds Are Paid.

A Group Contract returned during the Free-Look period shall be deemed void from the beginning, and not considered a surrender or withdrawal.

LAPSE AND REINSTATEMENT

Prudential will determine the value of each Coverage Fund on each Monthly Date. If the Coverage Fund for any Coverage is less than an amount equal to total charges for one month, such Coverage will lapse. For each Coverage, if the Coverage Debt ever grows to be equal to or more than the Coverage Fund, the Coverage will lapse. Should this happen, Prudential will send the Contract Holder a notice of lapse setting forth the payment which Prudential estimates will keep the Coverage in force for three months from the date of lapse. This payment must be received at the Payment Office within the 61-day grace period after the notice of lapse is mailed or the Coverage will end and be treated as a surrender. See Surrender. If the amount sufficient to bring the Coverage Fund out of default is not paid to Prudential by the end of the grace period, the Coverage for such Covered Person will end when the grace period ends. But the Contract Holder may write to Prudential to ask that the Coverage cease at the end of the period for which charges have been deducted or at any time during the grace period. Then the Coverage for such Covered Person will end on the date requested.

During the grace period, Prudential will not charge interest on the charges due and will continue to assess the charges shown in the Group Contract’s Schedule of Charges. If an affected Covered Person dies during the grace period, any Death Benefit payable will be reduced by the amount of the charges due. The Contract Holder is liable to pay charges, including interest charges on Coverage Debt, to Prudential during the grace period.

A Coverage that lapses with outstanding Coverage Debt may have tax consequences. See TAXES. Any one Coverage may lapse even if some or all of the remaining Coverages are in force. The Group Contract will lapse when all Coverages have lapsed. On a Monthly Date, Prudential may end the Coverage for all Covered Persons if the Covered Persons are less than the Minimum Participation Number shown in the Schedule of Benefits. But notice of its intent to do so must be given to the Contract Holder at least 31 days in advance. If, on the date Prudential ends the Coverage for all Covered Persons, the amounts allocated to the Variable Investment Option(s) and/or Fixed Interest Rate Option are not equal to zero, the dollar value of such balances will be paid as set forth in the Variable Universal Life Insurance Coverage. The Group Contract will end as provided and be treated as a surrender. See Surrender.

A Coverage that lapsed may be reinstated within five years after the date of default, if the following conditions are met:

(1)	renewed evidence of insurability as required by Prudential is provided on the affected Covered Persons;
(2)	submission of certain payments sufficient to bring the Coverage up to date plus a premium that Prudential estimates will cover all charges and deductions for the next three months; and
(3)

any Coverage Debt with interest to date is restored or paid back. If the Coverage Debt is restored and the Coverage Debt with interest would exceed the loan value of the reinstated Coverage, the excess must be paid to Prudential before reinstatement.

The reinstatement date will be the Monthly Date that coincides with or next follows the date Prudential approves the Contract Holder’s request. Prudential will deduct all required charges from the Contract Holder’s payment and the balance will be placed into the Coverage Fund.

TAXES

This summary provides general information on the federal income tax treatment of the Group Contract. It is not a complete statement of what the federal income taxes will be in all circumstances. It is based on current law and interpretations, which may change. It does not cover state taxes or other taxes. It is not intended as tax advice. The Contract Holder should consult its own tax adviser for complete information and advice.

Treatment as Life Insurance. Each Coverage under the Group Contract must meet certain requirements to qualify as life insurance for tax purposes. These requirements include certain definitional tests and rules for diversification of the Group Contract's investments. For further information on the diversification requirements, see Taxation of the Fund in the statement of additional information for the Series Fund.

In order to meet the definition of life insurance rules for federal income tax purposes, each Coverage must satisfy the Cash Value Accumulation Test.

Under the Cash Value Accumulation Test, each Coverage must maintain a minimum ratio of Death Benefit to Cash Value. Therefore, in order to ensure that each Coverage qualifies as life insurance, a Coverage's Death Benefit may increase as the Coverage Fund value increases. For each Coverage, the Death Benefit, at all times, must be at least equal to the Coverage Fund multiplied by the applicable attained age factor. A listing of Attained Age Factors can be found on the Benefit Summary Report.

Prudential believes it has taken adequate steps to insure that the Group Contract and every Coverage under the Group Contract qualifies as life insurance for tax purposes. Generally speaking, this means that:

•	the Contract Holder will not be taxed on the growth of the funds in the Group Contract, unless it receives a distribution from a Coverage, or if a Coverage lapses or is surrendered;

•	the Contract Holder’s Death Benefit will generally be income tax free to the Contract Holder’s beneficiary. However, a Death Benefit may be subject to estate taxes; and

•	Prudential may refuse to accept any payment that increases a Coverage’s Death Benefit by more than it increases the Coverage Fund.

Although Prudential believes that each Coverage under the Group Contract and the Group Contract should qualify as life insurance for tax purposes, there are some uncertainties, particularly because the Secretary of Treasury has not yet issued permanent regulations that bear on this question. Accordingly, Prudential reserves the right to make changes -- which will be applied uniformly to all Contract Holders after advance written notice -- that Prudential deems necessary to insure that all Coverages under the Group Contract will qualify as life insurance.

Pre-Death Distributions. The tax treatment of any distribution the Contract Holder receives before the Covered Person's death depends on whether such Coverage is classified as a Modified Endowment Contract. Coverages under a Group Contract may or may not be classified as Modified Endowment Contracts.

Contracts Not Classified as Modified Endowment Contracts

•

If the Contract Holder surrenders a Coverage or allows it to lapse, the Contract Holder will be taxed on the amount it received in excess of the premiums the Contract Holder paid less the untaxed portion of any prior withdrawals. For this purpose, the Contract Holder will be treated as receiving any portion of the Cash Value used to repay Coverage Debt. In other words, the Contract Holder will immediately have taxable income to the extent of gain allocated to such Coverage. Reinstatement of a Coverage after lapse will not eliminate the taxable income, which Prudential is required to report to the Internal Revenue Service.

•

Generally, the Contract Holder will be taxed on a withdrawal to the extent the amount it receives exceeds the premiums the Contract Holder paid for a Coverage less the untaxed portion of any prior withdrawals. However, under some limited circumstances, in the first 15 Contract Years, all or a portion of a withdrawal may be taxed if the Coverage Fund exceeds the total premiums paid less the untaxed portions of any prior withdrawals, even if total withdrawals do not exceed total premiums paid.

•	Extra premiums for optional benefits generally do not count in computing the premiums paid for a Coverage for the purposes of determining whether a withdrawal is taxable.

•

Loans the Contract Holder takes against a Coverage are ordinarily treated as debt and are not considered distributions subject to tax. However, the Internal Revenue Service may take the position that the preferred loan should be treated as a distribution for tax purposes because of the relatively low differential between the loan interest rate and the Group Contract’s crediting rate. Were the Internal Revenue Service to take this position, Prudential would take reasonable steps to avoid this result, including modifying the Group Contract’s loan provisions.

Modified Endowment Contracts

•

The rules change if a Coverage is classified as a Modified Endowment Contract. Section 7702A of the Code defines Modified Endowment Contracts as those life insurance contracts issued or materially changed on or after June 21, 1988 on which the total premium paid during the first seven years exceed the amount that would have been paid if the contract provided for paid up benefits after seven level annual premiums. Under certain conditions, a contract may become a modified endowment contract, or may become subject to a new seven year testing period as a result of a “material change” or a “reduction in benefits” as defined by Section 7702A(c) of the Code.

•

A Coverage could be classified as a Modified Endowment Contract if premiums in amounts that are too large are paid or a decrease in the Basic Insurance is made. The addition of an increase in the Basic Insurance may also cause a Coverage to be classified as a Modified Endowment Contract if a significant premium is paid in conjunction with an increase. Prudential will notify the Contract Holder if a premium or a change in Basic Insurance would cause a Coverage to become a Modified Endowment Contract, and advise the Contract Holder of its options. The Contract Holder should first consult a tax adviser and its registered representative if it is contemplating any of these steps.

•

If a Coverage is classified as a Modified Endowment Contract, then amounts the Contract Holder receives under a Coverage before the Covered Person's death, including loans and withdrawals, are included in income to the extent that the Coverage Fund exceeds the premiums paid for such Coverage increased by the amount of any loans previously included in income and reduced by any untaxed amounts previously received other than the amount of any loans excludible from income. An assignment of a Modified Endowment Contract is taxable in the same way. These rules also apply to pre-death distributions, including loans and assignments, made during the two-year period before the time that a Coverage became a Modified Endowment Contract.

•

Any taxable income on pre-death distributions (including full surrenders) is subject to a penalty of 10 percent. If Coverage has been assigned to a Covered Person the 10% penalty does not apply if the amount is received on or after age 59½, on account of a Covered Person becoming disabled or if the distribution is as a life annuity. It is presently unclear how the penalty tax provisions apply to Group Contracts owned by businesses.

•	All Modified Endowment Contracts issued by Prudential to the Contract Holder during the same calendar year are treated as a single contract for purposes of applying these rules.

Investor Control. Treasury Department regulations do not provide specific guidance concerning the extent to which the Contract Holder may direct its investment in the particular Funds without causing the Contract Holder, instead of Prudential, to be considered the owner of the underlying assets. Because of this uncertainty, Prudential reserves the right to make such changes as Prudential deems necessary to assure that the Group Contract qualifies as life insurance for tax purposes. Any such changes will apply uniformly to affected Contract Holders and will be made with such notice to affected Contract Holders as is feasible under the circumstances.

Withholding. The Contract Holder must affirmatively elect that no taxes be withheld from a pre-death distribution. Otherwise, the taxable portion of any amounts the Contract Holder receives will be subject to withholding. The Contract Holder is not permitted to elect out of withholding if it does not provide a social security number or other taxpayer identification number. The Contract Holder may be subject to penalties under the estimated tax payment rules if its withholding and estimated tax payments are insufficient to cover the tax due.

Other Tax Considerations. If the Contract Holder transfers or assigns a Coverage to someone else, there may be gift, estate and/or income tax consequences. If the Contract Holder transfers a Coverage to a person two or more generations younger than it (or designate such a younger person as a beneficiary), there may be Generation Skipping Transfer tax consequences. Deductions for interest paid or accrued on Coverage Debt or on other loans that are incurred or continued to purchase or carry a Coverage may be denied. The Contract Holder’s individual situation or that of its beneficiary will determine the federal estate taxes and the state and local estate, inheritance and other taxes due if the Covered Person dies.

Business-Owned Life Insurance. If a business, rather than an individual, is the owner of the Group Contract, there are some additional rules. Business Contract Holders generally cannot deduct premium payments. Business Contract Holders generally cannot take tax deductions for interest on Coverage Debt paid or accrued after October 13, 1995. An exception permits the deduction of interest on policy loans on Group Contracts for up to 20 key persons. The interest deduction for Coverage Debt on these loans is limited to a prescribed interest rate and a maximum aggregate loan amount of $50,000 per key Covered Person. The corporate alternative minimum tax also applies to business-owned life insurance. This is an indirect tax on additions to the Coverage Fund or Death Benefits received under business-owned life insurance policies.

For business-owned life Insurance Coverage issued after August 17, 2006, death benefits will generally be taxable as ordinary income to the extent it exceeds cost basis. Life insurance death benefits will continue to be generally income tax free if, prior to policy issuance, the employer provided proper notice to the proposed insured/employee and obtained the employee's consent to the life insurance and meets one of the following: (a) the insured was an employee at any time during the 12-month period prior to his or her death; (b) the insured was a director or highly compensated employee or individual (as defined in the Code) at the time the policy was issued; or (c) the death benefits are paid to the insured's heirs or his or her designated beneficiaries (other than the employer).

DISTRIBUTION AND COMPENSATION

Pruco Securities, LLC (“Prusec”), an indirect wholly-owned subsidiary of Prudential Financial, acts as the principal underwriter of the Group Contract. Prusec, organized in 2003 under New Jersey law, is registered as a broker and dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc. (Prusec is a successor company to Pruco Securities Corporation, established in 1971.) Prusec’s principal business address is 751 Broad Street, Newark, New Jersey 07102-3777. Prusec serves as principal underwriter of the variable insurance contracts issued by Prudential. The Group Contract is sold by registered representatives of Prusec who are also Prudential appointed insurance agents under state insurance law. The Group Contract may also be sold through other broker-dealers authorized by Prusec and applicable law to do so. Prusec received gross distribution revenue for its individual variable life products of $95,241,637 in 2005, $114,496,331 in 2004, and $116,853,430 in 2003. Prusec passes through the gross distribution revenue it receives to selling firms for their sales and does not retain any portion of it in return for its services as distributor for the policies. However, Prusec does retain a portion of compensation it receives with respect to sales by its representatives. Prusec retained compensation of $15,018,502 in 2005, $10,572,253 in 2004, and $12,087,173 in 2003. Prusec offers the Group Contract on a continuous basis.

Compensation (commissions, overrides, and any expense reimbursement allowance) is paid to broker-dealers that are registered under the Securities Exchange Act of 1934 and/or entities that are exempt from such registration (“firms”) according to one or more schedules. The individual representative will receive all or a portion of the compensation, depending on the practice of the firm. Compensation is based on a premium value referred to as the Target Premium. The Target Premium will vary by issue age, sex, smoker/non smoker, and substandard rating class. Prudential pays significantly lower compensation on a Coverage with Target Term Insurance than on a Coverage with Basic Insurance only with the same initial Death Benefit and premium payments because the Target Term Insurance is not used in the determination of the Target Premium.

The following chart shows the maximum broker-dealer compensation illustrated with alternate commission payment options.

Commission Payment Option 1 - Normal
	Coverage Years
Maximum Broker Compensation	1	2 – 4	5 – 7
Up to Target Premium	25%	7%	3%
Excess Premium	2%	2%	2%

Commission Payment Option 2 - Level
	Coverage Years
Maximum Broker Compensation	1	2 – 4	5 – 7
Up to Target Premium	15%	10%	4%
Excess Premium	2%	2%	2%

Commission Payment Option 3 - Accelerated
	Coverage Years
Maximum Broker Compensation	1	2 - 4	5 – 7
Up to Target Premium	39%	2%	2%
Excess Premium	2%	2%	2%

With all commission payment options, broker-dealers will also receive compensation in years two through 20 of up to 0.10% of the Coverage Fund net of Coverage Debt, up to 0.05% in years 21 and beyond.

Increase in Basic Insurance: The commission payments described above apply to increases in Basic Insurance. The percentages are applied to the amount of the premium allocated to the increase.

Prusec registered representatives who sell the Group Contract may also be Prudential’s life insurance agents, and may be eligible for various cash bonuses and insurance benefits and non-cash compensation programs that Prudential or its affiliates offer such as conferences, trips, prizes and awards, subject to applicable regulatory requirements. In some circumstances and to the extent permitted by applicable regulatory requirements, Prudential may also reimburse certain sales and marketing expenses.

In addition, in an effort to promote the sale of Prudential’s variable products (which may include the placement of Prudential’s contracts on a preferred or recommended company or product list and / or access to a broker-dealer’s registered representatives), Prudential or Prusec may enter into compensation arrangements with certain broker-dealer firms authorized by Prusec to sell the Group Contract, or branches of such firms, with respect to certain or all registered representatives of such firms under which such firms may receive separate compensation or reimbursement for, among other things, training of sales personnel, marketing and / or administrative and / or other services they provide to Prudential or its affiliates. To the extent permitted by NASD rules and other applicable laws and regulations, Prusec may pay or allow other promotional incentives or payments in the form of cash or non-cash compensation. These arrangements may not be offered to all firms, and the terms of such arrangements may differ between firms. The Contract Holder should note that firms and individual registered representatives and branch managers within some firms participating in one of these compensation arrangements might receive greater compensation for selling the Group Contract than for selling a different contract that is not eligible for these compensation arrangements.

While compensation is generally taken into account as an expense in considering the charges applicable to a variable life insurance product, any such compensation will be paid by Prudential, and will not result in any additional charge to the Contract Holder or to the separate account. Contract Holders should consult with the Contract Holder’s registered representative for more information about the compensation arrangements that apply upon the sale of the Group Contract.

LEGAL PROCEEDINGS

Prudential is subject to legal and regulatory actions in the ordinary course of its businesses. Pending legal and regulatory actions include proceedings relating to aspects of our businesses and operations that are specific to Prudential and proceedings that are typical of the businesses in which Prudential operates, including in both cases businesses that have either been divested or placed in wind-down status. Some of these proceedings have been brought on behalf of various alleged classes of complainants. In certain of these matters, the plaintiffs are seeking large and/or indeterminate amounts, including punitive or exemplary damages.

Prudential, along with a number of other insurance companies, received formal requests for information from the New York State Attorney General’s Office (NYAG), the Securities and Exchange Commission, the Connecticut Attorney General’s Office, the Massachusetts Office of the Attorney General, the Department of Labor, the United States Attorney for the Southern District of California, the District Attorney of the County of San Diego, and various state insurance departments relating to payments to insurance intermediaries and certain other practices that may be viewed as anti-competitive. Prudential may receive additional requests from these and other regulators and governmental authorities concerning these and related subjects. Prudential is cooperating with these inquiries, and has had discussions with certain authorities, including the NYAG, in an effort to resolve the inquiries into this matter. These matters are also the subject of litigation brought by private plaintiffs, including purported class actions that have been consolidated in the multidistrict litigation in the United States District Court for the District of New Jersey, In re Employee Benefit Insurance Brokerage Antitrust Litigation, and two shareholder derivative actions, Gillespie v. Ryan and Kahn v. Agnew and the California Department of Banking and Insurance. Both derivative actions were dismissed without prejudice. In Gillespie, the plaintiff entered into a tolling agreement to permit a Special Evaluation Committee of Prudential Financial’s Board of Directors to investigate and evaluate his demand that Prudential Financial take action regarding these matters. The Committee’s investigation is in progress.

In April 2005, Prudential voluntarily commenced a review of its accounting for the reinsurance arrangements to confirm that it complied with applicable accounting rules. This review included an inventory and examination of current and past arrangements, including those relating to Prudential’s wind down and divested businesses and discontinued operations. Subsequent to commencing its voluntary review, Prudential received a formal request from the Connecticut Attorney General for information regarding Prudential’s participation in reinsurance transactions generally and a formal request from the Securities and Exchange Commission for information regarding certain reinsurance contracts entered into with a single counterparty since 1997 as well as specific contracts entered into with that counterparty in the years 1997 through 2002 relating to Prudential’s property and casualty insurance operations that were sold in 2003. These examinations are ongoing and not yet complete and it is possible that Prudential may receive additional requests from regulators relating to reinsurance arrangements. Prudential intends to cooperate with all such requests.

In August 2000, plaintiffs filed a purported national class action in the District Court of Valencia County, New Mexico, Azar, et al. v. Prudential Insurance, based upon the alleged failure to adequately disclose the increased costs associated with payment of life insurance premiums on a “modal” basis, i.e., more frequently than once a year. Similar actions have been filed in New Mexico against over a dozen other insurance companies. The complaint asserts claims for breach of the common duty to disclose material information, breach of the implied covenant of good faith and fair dealings, breach of fiduciary duty, unjust enrichment and fraudulent concealment and seeks injunctive relief, compensatory and punitive damages, both in unspecified amounts, restitution, treble damages, interest, costs and attorneys’ fees. In March 2001, the court entered an order granting partial summary judgment to plaintiffs as to liability. In January 2003, the New Mexico Court of Appeals reversed this finding and dismissed the claims for breach of the covenant of good faith and fair dealing and breach of fiduciary duty. The case was remanded to the trial court and in November 2004, it held that, as to the named plaintiffs, the non-disclosure was material. In July 2005, the court certified a class of New Mexico only policyholders denying plaintiffs’ motion to include purchasers from 35 additional states. In September 2005, plaintiffs sought to amend the court’s order on class certification with respect to eight additional states In March 2006, the court denied plaintiffs’ request.

In November 1996, plaintiffs filed a purported class action lawsuit against Prudential, the Prudential Home Mortgage Company, Inc., and several other subsidiaries in the Superior Court of New Jersey, Essex County, Capitol Life Insurance Company v. Prudential Insurance, et al., in connection with the sale of certain subordinated mortgage securities sold by a subsidiary of Prudential Home Mortgage. In February 1999, the court entered an order dismissing all counts without prejudice with leave to refile after limited discovery. In May 2000, plaintiffs filed a second amended complaint that alleges violations of the New Jersey securities and RICO statutes, fraud, conspiracy and negligent misrepresentation, and seeks compensatory as well as treble and punitive damages. Defendants filed a motion to dismiss that was denied in October 2001. In October 2002, plaintiffs’ motion for class certification was denied. Since that time, the court has permitted nine additional investors to intervene as plaintiffs. In August 2005, the court dismissed the New Jersey Securities Act and RICO claims and the negligent misrepresentation claim. Plaintiffs’ application for interlocutory appeal of this ruling was denied.

In August 1999, a Prudential employee and several retirees filed an action in the United States District Court for the Southern District of Florida, Dupree, et al., v. Prudential Insurance, et al., against Prudential and its Board of Directors in connection with a group annuity contract entered into in 1989 between Prudential and the Prudential Retirement Plan. The suit alleged that the annuitization of certain retirement benefits violated ERISA and that, in the event of demutualization, Prudential would retain shares distributed under the annuity contract in violation of ERISA’s fiduciary duty requirements. In July 2001, plaintiffs filed an amended complaint dropping three counts, and Prudential filed an answer denying the essential allegations of the complaint. The amended complaint seeks injunctive and monetary relief, including the return of what are claimed to be excess investment and advisory fees paid by the Retirement Plan. In March 2002, the court dismissed certain of the claims against the individual defendants. A non-jury trial was concluded in January 2005. The court has not yet issued its decision.

In November 2003, an action was commenced in the United States Bankruptcy Court for the Southern District of New York, Enron Corp. v. J.P. Morgan Securities, Inc., et al., against approximately 100 defendants, including Prudential and related entities, who invested in Enron’s commercial paper. The complaint alleges that Enron’s October 2001 prepayment of its commercial paper is a voidable preference under the bankruptcy laws, constitutes a fraudulent conveyance and that Prudential and related entities received prepayment of approximately $125 million. In June 2005, a motion by all defendants to dismiss Enron’s complaint was denied. Defendants’ motion for leave to appeal is pending.

Shane v. Humana, et al. is a nationwide class action lawsuit brought on behalf of provider physicians and physician groups alleging that Prudential and other health care companies engaged in an industry-wide conspiracy to defraud physicians by failing to pay under provider agreements and by unlawfully coercing physicians to enter into agreements with unfair and unreasonable terms. In September 2005, the United States District Court for the Southern District Florida entered a final order approving the settlement of these claims by Prudential, which provides for a payment to plaintiffs in the amount of $22 million. Two members of the plaintiff class have appealed. In February 2006, the Eleventh Circuit dismissed the appeals as premature. One appeal was subsequently reinstated and then withdrawn. The other appellant has asked the court to reinstate his appeal.

Stewart v. Prudential, et al. is a lawsuit brought in the Circuit Court of the First Judicial District of Hinds County, Mississippi by the beneficiaries of an alleged life insurance policy against Prudential and Pruco Life Insurance Company. The complaint alleges that the Prudential defendants acted in bad faith when they failed to pay a death benefit on an alleged contract of insurance that was never delivered. On February 15, 2006, the jury awarded the plaintiffs $1.4 million in compensatory damages and $35 million in punitive damages. Prudential plans to appeal the verdict.

Prudential’s litigation is subject to many uncertainties, and given its complexity and scope, its outcome cannot be predicted. It is possible that the results of operations or the cash flow of Prudential in a particular quarterly or annual period could be materially affected by an ultimate unfavorable resolution of pending litigation and regulatory matters depending, in part, upon the results of operations or cash flow for such period. Management believes, however, that the ultimate outcome of all pending litigation and regulatory matters, after consideration of applicable reserves, should not have a material adverse effect on Prudential’s financial position.

ADDITIONAL INFORMATION

Prudential has filed a registration statement with the SEC under the Securities Act of 1933, relating to the offering described in this prospectus. This prospectus does not include all the information set forth in the registration statement. Certain portions have been omitted pursuant to the rules and regulations of the SEC. The omitted information may, however, be obtained from the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549-0102, or by telephoning (800) 732-0330, upon payment of a prescribed fee.

Potential Contract Holders may contact Prudential directly for further information. Prudential’s address and telephone number are on the inside front cover of this prospectus.

DEFINITIONS OF SPECIAL TERMS
USED IN THIS PROSPECTUS

Additional Person – a Covered Person who was added to a Group Contract after the Contract Date.

Assignment Certificate–The document issued to the Covered Person outlining the Covered Person’s rights and responsibilities after the Contract Holder assigns Coverage to the Covered Person.

Attained Age - The Covered Person's age on the Coverage Effective Date plus the number of whole years since then. For any Coverage Segment effective after the Coverage Effective Date, the Covered Person's Attained Age is the issue age of that Coverage Segment plus the length of time in whole years since its Coverage Effective Date.

Basic Insurance – An amount of group flexible premium variable universal life insurance for each Covered Person. The amount of life insurance as shown in each Covered Person’s Benefit Summary Report.

Benefit Summary Report – A summary of each Covered Person’s Coverage.

Business Day – A day on which the main office of Prudential in Newark, New Jersey is open, the NYSE is open and the SEC has not restricted trading or declared an emergency.

Cash Value - The same as the “Coverage Fund.”

Certificate Holder – A Covered Person to whom a Certificate of Assignment has been issued under an assignment of Coverage by the Contract Holder.

Consent Form – The document in which an Employee consents in writing to be covered under the Group Contract. The Consent Form must be in a form acceptable to Prudential.

Contract Date - The date the Group Contract is effective, as specified in the Group Contract.

Contract Holder - The employer, or a trust established by the employer, that is issued the Group Contract.

Cost of Insurance (“COI”) - The charge for insurance that varies based on the individual characteristics of the Covered Person, including such characteristics as age, gender, Extra Rating Class, if any, and years from Coverage Effective Date.

Coverage – An amount of group flexible premium variable universal life insurance for each Covered Person. Each Coverage may consist of different Coverage Segments with different characteristics such as different effective dates and underwriting classes.

Coverage Amount – The Coverage Amount is equal to the sum of all the Basic Insurance and Target Term Insurance Coverage Segments.

Coverage Anniversary – The same date as the Coverage Effective Date in each later year. The Coverage Anniversary is shown in each Covered Person’s Benefit Summary Report.

Coverage Debt - The principal amount of all outstanding loans plus any interest accrued thereon.

Coverage Effective Date – The date Coverage becomes effective for each Covered Person. The Coverage Effective Date is shown in each Covered Person’s Benefit Summary Report.

Coverage Fund - The total amount credited to a Covered Person under the Group Contract. On any date it is equal to the sum of the amounts in all the Variable Investment Options and the Fixed Interest Rate Option, and the principal amount of any Coverage Debt plus any interest earned thereon.

Coverage Segment - The Basic Insurance at issue is the first Coverage Segment. Target Term Insurances are separate Coverage Segments. For each increase in Basic Insurance and/or Target Term Insurance, a new Coverage Segment is created for the amount of the increase.

Covered Person – A person whose life is insured under the Group Contract.

Coverage Year – A year that starts on a Coverage Effective Date or on a Coverage Anniversary.

Death Benefit – If a Coverage is not in default, this is the amount Prudential will pay upon the death of a Covered Person, less any Coverage Debt.

Employee – A person employed by the Employer.

Employer – An Employer under the Group Contract is the Contract Holder or if the Group Contract is owned by a trust, the trust grantor.

Excess Premium – The amount of premium received over the Target Premium.

Extra Rating Class – A substandard rating of percentage of 1980 CSO.

Face Amount – The initial Coverage Segment on the Coverage Effective Date shown in each Covered Person’s Benefit Summary Report.

Fixed Interest Rate Option – An investment option under which interest is accrued daily at a rate that Prudential declares periodically, but not less than an effective annual rate of 2%.

Fund – A Fund is a portfolio of a series mutual fund and corresponds to a Variable Investment Option that may be chosen as an investment for the Group Contract.

Good Order – An instruction received at Prudential’s Service Office utilizing such forms, signatures, and dating as Prudential requires, which is sufficiently clear and complete and for which Prudential does not need to exercise any discretion to follow such instructions.

Group Contract – The group flexible premium variable universal life insurance contract described in this prospectus.

Loan Account – A Loan Account for each Covered Person that is part of the Covered Person's Coverage Fund will be set up in Prudential’s general account whenever the Contract Holder takes out a loan.

Minimum Initial Premium – The amount needed for Coverage to be effective under the Group Contract. The Minimum Initial Premium is equal to three months of total charges.

Minimum Coverage Amount – An amount specified in the Group Contract’s Schedule of Benefits.

Monthly Date – For each Covered Person the Coverage Effective Date and the same date in each subsequent month.

Net Amount at Risk (“NAR”) – The amount by which the Covered Person’s Death Benefit exceeds the Coverage Fund.

Net Cash Value – The Coverage Fund minus any Coverage Debt.

Net Premiums – The amounts allocated to the Variable Investment Options and/or the Fixed Interest Rate Option after Prudential deducts the Premium Load and the first month’s charges.

Personal Beneficiary – An individual, trust or any other legal entity designated by the Covered Person, prior to any assignment of Coverage to the Covered Person, who will receive a portion of the Death Benefit.

The Prudential Insurance Company of America – The company offering the Group Contract.

Return of Charges – The provision which provides that a portion of the charges paid may be returned to the Contract Holder upon Surrender of a Coverage or the Group Contract with the first eight Coverage Years.

Returnable Charges – The portion of charges that may be returned to the Contract Holder under Return of Charges provision. The Premium Load and COI applicable to the surrendered Coverage for the Basic Insurance and Target Term Insurance are Returnable Charges.

Return of Charges Period - The Return of Charges Period for each Coverage begins in month one (1) from the Coverage Effective Date and extends to month 96 from the Coverage Effective Date, with declining factors from month 13 to month 96.

Separate Account – Amounts under the Group Contract that are allocated to the Variable Investment Options held by Prudential in a separate account called the Prudential Variable Contract Account GI-2 (the “Account”). The Account is set apart from all of the general assets of Prudential.

Surrender Value – The amount payable to the Contract Holder upon surrender of a Coverage. It is equal to the Coverage Fund minus any Coverage Debt plus any Return of Charges for each Covered Person.

Target Premium – The Target Premium is a factor per $1,000 of Basic Insurance, based on issue age and gender. See CHARGES AND EXPENSES.

Target Term Insurance – A flexible term insurance benefit to attained age 100 on the life of a Covered Person. The Contract Holder specifies the initial amount for such Coverage.

Underwriting Class – The three types of underwriting classes Prudential offers: fully underwritten, simplified issue, and guaranteed basis.

Valuation Period – The period of time from one determination of the value of the amount invested in a Variable Investment Option to the next. Such determinations are made when the net asset values of the portfolios of the Funds are calculated, which would be as of the close of regular trading on the New York Stock Exchange (generally 4:00 p.m. Eastern time).

Variable Investment Options – Each subaccount within the Account that invests in a corresponding Fund.

To Learn More About PruBenefit SelectSM

To learn more about the PruBenefit SelectSM group variable universal life Contract, prospective Contract Holders can request a copy of the Statement of Additional Information (“SAI”), dated ___________, 2006, or view it online at www.prudential.com. See the Table of Contents of the SAI below.

TABLE OF CONTENTS OF THE

STATEMENT OF ADDITIONAL INFORMATION

Page

GENERAL INFORMATION AND HISTORY	1
Description of The Prudential Insurance Company of America	1
Control of The Prudential Insurance Company of America	1
Description of Prudential Variable Contract Account GI-2	1
State Regulation	1
Records	1
Minimum INITIAL PREMIUM PROCESSING	1
ADDITIONAL INFORMATION ABOUT	2
OPERATION OF CONTRACTS	2
Legal Considerations Relating to Sex-Distinct Premiums and Benefits	2
How a Type A (Fixed) Death Benefit Will Vary	2
How a Type B (Variable) Death Benefit Will Vary	3
How a Type C (Return of Premium) Death Benefit Will Vary	4
Additional Amounts Available Upon Surrender	5
Reports to Contract Holders	6
Principal Underwriter	6
DISTRIBUTION AND COMPENSATION	7
ADDITIONAL INFORMATION ABOUT CHARGES	7
Underwriting Procedures	7
ADDITIONAL INFORMATION ABOUT COVERAGES IN DEFAULT	7
SERVICE FEES PAYABLE TO PRUDENTIAL	7
EXPERTS	8
PERFORMANCE DATA	8
Average Annual Total Return	8
Non-Standard Total Return	8
Money Market Subaccount Yield	8
FINANCIAL STATEMENTS	9

The SAI is legally a part of this prospectus, both of which are filed with the Securities and Exchange Commission (“SEC”) under the Securities Act of 1933, Registration No. _________. All of these filings can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. Information on the operation of the public reference room may be obtained by calling the SEC at (800) 732-0330. The SEC also maintains a Web site (http://www.sec.gov) that contains the PruBenefit SelectSM SAI, material incorporated by reference, and other information about Prudential. Copies of these materials can also be obtained, upon payment of duplicating fees, from the SEC’s Public Reference Room, 100 F Street N.E., Washington, D.C. 20549-0102.

Contract Holders can call Prudential at 1-800-286-7754 to ask questions, request information about the Contract, and obtain copies of the Statement of Additional Information, personalized illustrations, or other documents. Contract Holders can also view the Statement of Additional Information located with the prospectus at www.prudential.com, or request a copy by writing to Prudential at:

The Prudential Insurance Company of America

13001 Country Road 10

Plymouth, MN 55442

File No.: 811-07545

PART B:

INFORMATION REQUIRED IN THE STATEMENT OF ADDITIONAL INFORMATION

STATEMENT OF ADDITIONAL INFORMATION

_____________, 2006

Prudential Variable Contract Account GI-2

The Prudential Insurance Company of America

PruBenefit SelectSM

GROUP FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE CONTRACTS

This Statement of Additional Information (“SAI”) is not a prospectus. Please review the PruBenefit SelectSM prospectus (the “prospectus”), which contains information concerning the Group Contracts described above. Prospective Contract Holders may obtain a copy of the prospectus without charge by calling Prudential at 1-800-286-7754. Prospective Contract Holders can also view the Statement of Additional Information located with the prospectus at www.prudential.com, or request a copy by writing to Prudential. This SAI should be read in conjunction with the prospectus.

The defined terms used in this Statement of Additional Information are as defined in the prospectus.

The Prudential Insurance Company of America

13001 County Road 10

Plymouth, MN 55442

(800) 286-7754

This SAI, as amended or supplemented from time to time, sets forth information which may be of interest to investors, but which is not necessarily included in the prospectus dated _______, 2006, as supplemented from time to time. The Date of this SAI and of the related prospectus is _______, 2006.

TABLE OF CONTENTS

Page

GENERAL INFORMATION AND HISTORY	1
Description of The Prudential Insurance Company of America	1
Control of The Prudential Insurance Company of America	1
Description of Prudential Variable Contract Account GI-2	1
State Regulation	1
Records	1
Minimum INITIAL PREMIUM PROCESSING	1
ADDITIONAL INFORMATION ABOUT	2
OPERATION OF CONTRACTS	2
Legal Considerations Relating to Sex-Distinct Premiums and Benefits	2
How a Type A (Fixed) Death Benefit Will Vary	2
How a Type B (Variable) Death Benefit Will Vary	3
How a Type C (Return of Premium) Death Benefit Will Vary	4
Additional Amounts Available Upon Surrender	5
Reports to Contract Holders	6
Principal Underwriter	6
DISTRIBUTION AND COMPENSATION	7
ADDITIONAL INFORMATION ABOUT CHARGES	7
Underwriting Procedures	7
ADDITIONAL INFORMATION ABOUT COVERAGES IN DEFAULT	7
SERVICE FEES PAYABLE TO PRUDENTIAL	7
EXPERTS	8
PERFORMANCE DATA	8
Average Annual Total Return	8
Non-Standard Total Return	8
Money Market Subaccount Yield	8
FINANCIAL STATEMENTS	9

GENERAL INFORMATION AND HISTORY

Description of The Prudential Insurance Company of America

The Prudential Insurance Company of America (“Prudential”) is a New Jersey stock life insurance company founded in 1875 under the laws of the State of New Jersey and is licensed to sell life insurance and annuities in all states, in the District of Columbia, Guam, and in all United States territories and possessions. Prudential’s principal Executive Office is located at 751 Broad Street, Newark, New Jersey 07102-3777.

Control of The Prudential Insurance Company of America

Prudential is an indirect wholly-owned subsidiary of Prudential Financial, Inc. (“Prudential Financial”), a New Jersey insurance holding company for financial services businesses offering a wide range of insurance, investment management, and other financial products and services. The principal Executive Office each of Prudential and Prudential Financial is Prudential Plaza, 751 Broad Street, Newark, New Jersey 07102-3777.

As Prudential’s ultimate parent, Prudential Financial exercises significant influence over the operations and capital structure of Prudential. However, neither Prudential Financial nor any other related company has any legal responsibility to pay amounts that Prudential may owe under the Group Contract.

Description of Prudential Variable Contract Account GI-2

The Prudential Variable Contract Account GI-2 (the “Account”) was established on June 14, 1988, under the laws of the State of New Jersey as a separate investment account. The Account meets the definition of a “separate account” under federal securities laws. The Separate Account holds assets that are segregated from all of Prudential’s other assets.

State Regulation

Prudential is subject to regulation and supervision by the Department of Insurance of the State of New Jersey, which periodically examines its operations and financial condition. It is also subject to the insurance laws and regulations of all jurisdictions in which it is authorized to do business. Prudential reserves the right to change the Group Contract to comply with applicable state insurance laws and interpretations thereof.

Prudential is required to submit annual statements of its operations, including financial statements, to the insurance departments of the various jurisdictions in which it does business to determine solvency and compliance with local insurance laws and regulations.

In addition to the annual statements referred to above, Prudential is required to file with New Jersey and other jurisdictions, a separate statement with respect to the operations of all of its variable contract accounts, in a form promulgated by the National Association of Insurance Commissioners.

Records

Prudential maintains all records and accounts relating to the Account at 751 Broad Street, Newark, New Jersey 07102-3777. As presently required by the Investment Company Act of 1940, as amended, and regulations promulgated thereunder, reports containing such information as may be required under the Act or by any other applicable law or regulation will be sent to Contract Holders semi-annually at the Contract Holder’s last address known to Prudential.

MINIMUM INITIAL PREMIUM PROCESSING

Prudential will allocate the invested portion of the Minimum Initial Premium to the Variable Investment Options and/or the Fixed Interest Rate Option according to the Contract Holder’s instructions as of the end of the Valuation Period in which the Minimum Initial Premium is received in Good Order.

Upon receipt of a request for life insurance from a prospective Contract Holder, Prudential will follow certain insurance underwriting (i.e. evaluation of risk) procedures designed to determine whether the proposed Covered Persons are insurable. The process may involve such verification procedures as medical examinations and may require that further information be provided by the proposed Covered Persons before a determination can be made. Prudential will not issue Coverages until this underwriting procedure has been completed.

The processing procedures may include a mechanism to provide temporary life insurance coverage to a prospective Contract Holder who pays the minimum initial premium at the time the request for coverage is submitted, subject to the terms of the Limited Insurance Agreement. Since a Coverage cannot be issued until after the underwriting process has been completed, Prudential will provide temporary life insurance coverage through use of the Limited Insurance Agreement. The coverage is for the total death benefit applied for, up to the maximum described by the Limited Insurance Agreement, which may be significantly less.

Prudential determines the Covered Person’s issue age on the Coverage Effective Date. The Coverage Effective Date is the first day of the Coverage Year and commences the suicide and contestable periods.

Prudential will not accept a premium payment prior to the Coverage Effective Date. If the Contract Holder makes a premium payment prior to the Coverage Effective Date, Prudential will return such premium payment to the Contract Holder. If a medical examination is required, the Coverage Effective Date will ordinarily be the date the examination is completed, subject to the same qualification as that noted above.

If Prudential receives the Minimum Initial Premium after the Coverage Effective Date, it will be applied as of the date of receipt.

If permitted by the insurance laws of the state in which the Coverage is issued, the Coverage may be backdated up to six months. In situations where the Coverage Effective Date precedes the date that the Minimum Initial Premium is received, charges due prior to the initial premium receipt date will be deducted from the initial premium.

ADDITIONAL INFORMATION ABOUT

OPERATION OF CONTRACTS

Legal Considerations Relating to Sex-Distinct Premiums and Benefits

The Group Contract generally employs mortality tables that distinguish between males and females. Premiums and benefits differ under Coverages issued on males and females of the same age. In states that have adopted regulations prohibiting sex-distinct insurance rates, premiums and cost of insurance charges will be based on one set of rates (a blend of male and female rates), whether the insureds are male or female. In addition, Employers considering purchase of a Group Contract should consult their legal advisers to determine whether purchase of a Group Contract based on sex-distinct actuarial tables is consistent with Title VII of the Civil Rights Act of 1964 or other applicable law.

How a Type A (Fixed) Death Benefit Will Vary

There are three types of Death Benefit available under the Group Contract: (1) Type A, a generally fixed death benefit; (2) Type B, a variable death benefit and; (3) Type C, a return of premium death benefit. A Type B (variable) Death Benefit varies with investment performance while Type A (fixed) and Type C (return of premium) death benefits do not, unless the death benefit must be increased to comply with the Internal Revenue Code’s definition of life insurance. The Contract Holder chooses the type of Death Benefit for each Coverage.

Under the Type A (fixed) Death Benefit, the death benefit is generally equal to the Coverage Amount, before the reduction of any Coverage Debt. If the Coverage is kept in force for several years, depending on how much premium the Contract Holder pays, and/or if investment performance is reasonably favorable, the Coverage Fund may grow to the point where Prudential will increase the Death Benefit in order to ensure that the Coverage will satisfy the Internal Revenue Code’s definition of life insurance.

With respect to each Covered Person with a Type A (fixed) Death Benefit, assuming no Coverage Debt, the death benefit will always be the greater of:

(1)	the Coverage Amount (as shown in the Benefit Summary Report); and
(2)

the Covered Person’s Coverage Fund before the deduction of the Covered Person’s portion of any monthly charges due on that date plus, if applicable, any adjustment due under the Return of Charges provision, multiplied by the Attained Age Factor that applies.

A listing of Attained Age Factors can be found attached to the Group Contract. The latter provision ensures that the Coverage will always have a Death Benefit large enough so that the Coverage will be treated as life insurance for tax purposes under current law.

The following table illustrates at different ages how the Attained Age Factor affects the Death Benefit for different Coverage Fund amounts. The table assumes that Prudential issued a Coverage with a $250,000 Type A (fixed) Death Benefit when the Covered Person was a male nonsmoker, age 35, and there is no Coverage Debt.

                                                     Type A (Fixed) Death Benefit

-------------------------------------------- -----------------------------------------------------------------------------------
                    IF                                                              THEN
-------------------------------------------- -----------------------------------------------------------------------------------
  the Covered Person     and the Coverage      the Attained Age    the Coverage Fund multiplied by the   and the Death Benefit
        is age                Fund is             Factor is               Attained Age Factor is                   is
----------------------- -------------------- --------------------- ------------------------------------- -----------------------

          40                 $ 25,000              3.413387                       85,335                        $250,000
          40                 $ 75,000              3.413387                      256,005                        $256,005*
          40                 $125,000              3.413387                      426,674                        $426,674*
----------------------- -------------------- --------------------- ------------------------------------- -----------------------
----------------------- -------------------- --------------------- ------------------------------------- -----------------------

          60                 $ 75,000              1.902881                      142,717                        $250,000
          60                 $125,000              1.902881                      237,861                        $250,000
          60                 $150,000              1.902881                      285,433                        $285,433*
----------------------- -------------------- --------------------- ------------------------------------- -----------------------

          80                 $150,000              1.281587                      192,239                        $250,000
          80                 $200,000              1.281587                      256,318                        $256,318*
          80                 $225,000              1.281587                      288,358                        $288,358*
----------------------- -------------------- --------------------- ------------------------------------- -----------------------
*  Note that the death benefit has been increased to comply with the Internal Revenue Code's definition of life insurance.

--------------------------------------------------------------------------------------------------------------------------------

This means, for example, that if the Covered Person has reached the Attained Age of 60, and the Coverage Fund is $150,000, the death benefit will be $285,433, even though the Coverage Amount is $250,000. In this situation, for every $1 increase in the Coverage Fund, the Death Benefit will be increased by approximately $1.90. Prudential reserves the right to refuse to accept any premium payment that increases the Death Benefit by more than it increases the Coverage Fund.

How a Type B (Variable) Death Benefit Will Vary

Under the Type B (variable) Death Benefit, while the Coverage is in force, the death benefit will never be less than the Coverage Amount, before the reduction of any Coverage Debt, but will also vary immediately after it is issued, with the investment results of the selected Variable Investment Options. The Death Benefit may be increased to ensure that the Coverage will satisfy the Internal Revenue Code’s definition of life insurance.

With respect to each Covered Person with a Type B (variable) Death Benefit, assuming no Coverage Debt, the death benefit will always be the greater of:

(1)	the Coverage Amount (as show in the Benefit Summary Report) plus the Coverage Fund before the deduction of the Covered Person’s portion of any monthly charges due on that date; and
(2)

the Covered Person’s Coverage Fund before the deduction of the Covered Person’s portion of any monthly charges due on that date plus, if applicable, any adjustment due under the Return of Charges provision, multiplied by the Attained Age Factor that applies.

For purposes of computing the Death Benefit, if the Coverage Fund is less than zero, Prudential will consider it to be zero. A listing of Attained Age Factors can be found attached to the Group Contract. The latter provision ensures that the Coverage will always have a Death Benefit large enough so that the Coverage will be treated as life insurance for tax purposes under current law.

The following table illustrates various Attained Age Factors and Coverage Funds and the corresponding Death Benefits. The table assumes that Prudential issued a Coverage with a $250,000 Type B (variable) Death Benefit when the Covered Person was a male nonsmoker, age 35, and there is no Coverage Debt.

                                                  Type B (Variable) Death Benefit

-------------------------------------------- ---------------------------------------------------------------------------------
                    IF                                                             THEN
-------------------------------------------- ---------------------------------------------------------------------------------
 the Covered Person      and the Coverage      the Attained Age      the Coverage Fund multiplied by        and the Death
       is age                Fund is              Factor is            the Attained Age Factor is            Benefit is
---------------------- --------------------- --------------------- ------------------------------------ ----------------------

         40                  $25,000               3.413387                      85,335                       $275,000
         40                  $75,000               3.413387                      256,005                      $325,000
         40                  $125,000              3.413387                      426,674                      $426,674*
---------------------- --------------------- --------------------- ------------------------------------ ----------------------
---------------------- --------------------- --------------------- ------------------------------------ ----------------------

         60                  $ 75,000              1.902881                      142,717                      $325,000
         60                  $125,000              1.902881                      237,861                      $375,000
         60                  $150,000              1.902881                      285,433                      $400,000
---------------------- --------------------- --------------------- ------------------------------------ ----------------------

         80                  $150,000              1.281587                      192,239                      $400,000
         80                  $200,000              1.281587                      256,318                      $450,000
         80                  $225,000              1.281587                      288,358                      $475,000
---------------------- --------------------- --------------------- ------------------------------------ ----------------------
*  Note that the death benefit has been increased to comply with the Internal Revenue Code's definition of life insurance.

------------------------------------------------------------------------------------------------------------------------------

This means, for example, that if the Covered Person has reached the age of 40, and the Coverage Fund is $125,000, the Death Benefit will be $426,674, even though the Coverage Amount is $250,000. In this situation, for every $1 increase in the Coverage Fund, the Death Benefit will be increased by approximately $3.41. Prudential reserves the right to refuse to accept any premium payment that increases the Death Benefit by more than it increases the Coverage Fund.

How a Type C (Return of Premium) Death Benefit Will Vary

Under the Type C (return of premium) Death Benefit, while the Coverage is in force, the Death Benefit will vary by the amount of premiums paid, less any withdrawals. Unlike Type A and Type B Death Benefits, a Type C Death Benefit may be less than the Coverage Amount in the event total withdrawals are greater than total premiums paid. The Death Benefit may be increased to ensure that the Coverage will satisfy the Internal Revenue Code’s definition of life insurance.

With respect to each Covered Person with a Type C (return of premium) Death Benefit, assuming no Coverage Debt, the death benefit will always be the greater of:

(1)

the Coverage Amount (as shown in the Benefit Summary Report) plus the total premiums paid for such Coverage less any withdrawals, accumulated at an interest rate (between 0% and 8%; in ½% increments) chosen by the Coverage Holder to the date of death; and

(2)

the Covered Person’s Coverage Fund before the deduction of the Covered Person’s portion of any monthly charges due on that date plus, if applicable, any adjustments due under the Return of Charges provision, multiplied by the Attained Age Factor that applies.

A listing of Attained Age Factors can be found attached to the Group Contract. The latter provision ensures that the Coverage will always have a Death Benefit large enough so that the Coverage will be treated as life insurance for tax purposes under current law.

The following table illustrates various Attained Age Factors and Coverage Funds and the corresponding Death Benefits. The table assumes that Prudential issued a Coverage with a $250,000 Type C (return of premium) Death Benefit when the Covered Person was a male nonsmoker, age 35, and there is no Coverage debt.

                                              Type C (Return of Premium) Death Benefit

 ---------------------------------------------------------------------------------------------------------------------------------------
                                 IF                                                                 THEN
 ----------------------------------------------------------------------------------------------------------------------------------------
 ---------------------------------------------------------------------------------------------------------------------------------------
         the             and the        and the premiums paid less   the Attained Age      the Coverage Fund     and the Death Benefit is
   Covered Person     Coverage Fund         any withdrawals is          Factor is          multiplied by the
       is age               Is                                                           Attained Age Factor is
 ----------------------------------------------------------------------------------------------------------------------------------------
------------------- ------------------- -------------------------- -------------------- ------------------------ -----------------------

        40               $25,000                 $15,000                3.413387                85,335                  $265,000
        40               $75,000                 $60,000                3.413387                256,005                 $310,000
        40               $125,000                $80,000                3.413387                426,674                 $426,674*
------------------- ------------------- -------------------------- -------------------- ------------------------ -----------------------
------------------- ------------------- -------------------------- -------------------- ------------------------ -----------------------

        60               $75,000                $ 60,000                1.902881                142,717                 $310,000
        60               $125,000               $100,000                1.902881                237,861                 $350,000
        60               $150,000               $125,000                1.902881                285,433                 $375,000
------------------- ------------------- -------------------------- -------------------- ------------------------ -----------------------

        80               $150,000               $125,000                1.281587                192,239                 $375,000
        80               $200,000               $150,000                1.281587                256,318                 $400,000
        80               $225,000               $175,000                1.281587                288,358                 $425,000
------------------- ------------------- -------------------------- -------------------- ------------------------ -----------------------
----------------------------------------------------------------------------------------------------------------------------------------

* Note that the death benefit has been increased to comply with the Internal Revenue Code's definition of life insurance.

----------------------------------------------------------------------------------------------------------------------------------------

This means, for example, that if the Covered Person has reached the age of 40, and the premiums paid with interest less any withdrawals equals $80,000, the Death Benefit will be $426,674, even though the Coverage Amount is $250,000. In this situation, for every $1 increase in the Coverage Fund, the Death Benefit will be increased by approximately $3.41. Prudential reserves the right to refuse to accept any premium payment that increases the Death Benefit by more than it increases the Coverage Fund.

Additional Amounts Available Upon Surrender

Return of Charges: If a Coverage is fully surrendered within the first eight Coverage Years, or if the Group Contract is fully surrendered within the first eight (8) Coverage Years, Prudential may return some portion of the charges paid prior to the date of surrender (“Returnable Charges”). The return of charges is not guaranteed and may not be available in all states.

There is no return of charges for a Coverage if any of the following conditions exist:

(1)	the surrender is in connection with a 1035 exchange or any similar Internal Revenue Code provision providing for a tax-advantaged exchange of insurance contracts;

(2)	such Coverage has been assigned to any Covered Person prior to the date of surrender; or

(3)	such Coverage is in default beyond the grace period on the date of surrender.

Prudential uses a formula to determine the Returnable Charges. For each Coverage, the Return of Charges Period begins in month one (1) from the Coverage Effective Date and extends to month 96 from the Coverage Effective Date, with declining factors from month 13 to month 96. The Return of Charges Period for an Additional Person begins on the Coverage’s Coverage Effective Date. The current factors range from 95% in month 13 to 20% in month 96 and are set forth below. These factors are applied to the cumulative Premium Loads and COIs.

Return of Charges Factors to be applied to Cumulative Premium Loads and COIs

Factor	Coverage Year	Month	Factor	Coverage Year	Month	Factor	Coverage Year	Month

95%	1	All	78%	4	41	51%	6	70
95%	2	13	78%	4	42	50%	6	71
94%	2	14	77%	4	43	50%	6	72
93%	2	15	77%	4	44	50%	7	73
92%	2	16	76%	4	45	49%	7	74
91%	2	17	76%	4	46	48%	7	75
90%	2	18	75%	4	47	47%	7	76
90%	2	19	75%	4	48	46%	7	77
89%	2	20	74%	5	49	45%	7	78
88%	2	21	73%	5	50	44%	7	79
87%	2	22	71%	5	51	43%	7	80
86%	2	23	70%	5	52	42%	7	81
85%	2	24	69%	5	53	41%	7	82
85%	3	25	67%	5	54	40%	7	83
85%	3	26	66%	5	55	40%	7	84
84%	3	27	65%	5	56	40%	8	85
84%	3	28	63%	5	57	38%	8	86
83%	3	29	62%	5	58	36%	8	87
83%	3	30	61%	5	59	34%	8	88
82%	3	31	60%	5	60	32%	8	89
82%	3	32	60%	6	61	30%	8	90
81%	3	33	59%	6	62	28%	8	91
81%	3	34	58%	6	63	26%	8	92
80%	3	35	57%	6	64	24%	8	93
80%	3	36	56%	6	65	22%	8	94
80%	4	37	55%	6	66	20%	8	95
80%	4	38	54%	6	67	20%	8	96
79%	4	39	53%	6	68	0	9+
79%	4	40	52%	6	69

Reports to Contract Holders

Once each year, Prudential will send the Contract Holder a statement that provides certain information pertinent to the Contract Holder’s Group Contract. This statement will detail values, transactions made, and specific Coverage data that apply only to the Coverages included in the Contract Holder’s Group Contract.

Prudential will also send the Contract Holder annual and semi-annual reports of the Funds showing the financial condition of the portfolios and the investments held in each portfolio.

PRINCIPAL UNDERWRITER

Pruco Securities, LLC (“Prusec”), acts as the principal underwriter of the Group Contracts and Coverages. Prusec is an wholly owned subsidiary of Prudential. Prusec’s principal office is located at 751 Broad Street, Newark, New Jersey 07102-3777.

DISTRIBUTION AND COMPENSATION

In an effort to promote the sale of Prudential’s variable products (which may include the placement of Prudential’s Group Contracts on a preferred or recommended company or product list and/or access to a broker-dealer’s registered representatives), Prudential or Prusec may enter into compensation arrangements with certain broker-dealer firms authorized by Prusec to sell the Group Contract, or branches of such firms, with respect to certain or all registered representatives of such firms under which such firms may receive separate compensation or reimbursement for, among other things, training of sales personnel, marketing and / or administrative and / or other services they provide to Prudential or Prudential’s affiliates. To the extent permitted by NASD rules and other applicable laws and regulations, Prusec may pay or allow other promotional incentives or payments in the form of cash or non-cash compensation. These arrangements may not be offered to all firms, and the terms of such arrangements may differ between firms. The Contract Holder should note that firms and individual registered representatives and branch managers within some firms participating in one of these compensation arrangements might receive greater compensation for selling the Group Contract than for selling a different Group Contract that is not eligible for these compensation arrangements.

PruSec makes these promotional payments directly to or in sponsorship of the firm (or its affiliated broker/dealers). Examples of arrangements under which such payments may be made currently include, but are not limited to, sponsorships, conferences (national, regional and top producer), speaker fees, promotional items and reimbursements to firms for marketing activities or services paid by the firms and/or their individual representatives. The amount of these payments varies widely because some payments may encompass only a single event, such as a conference, and others have a much broader scope.

The Contract Holder’s registered representative can provide the Contract Holder with more information about the compensation arrangements that apply upon the sale of the Group Contract.

ADDITIONAL INFORMATION ABOUT CHARGES

Underwriting Procedures

When a proposed Contract Holder expresses interest in obtaining insurance from Prudential, a registered representative completes an application and submits it to Prudential’s underwriting unit to commence the underwriting process. A registered representative may be an agent/broker who is a representative of Prusec, a broker dealer affiliate of Prudential, or in some cases, a broker dealer not directly affiliated with Prudential.

Prudential will provide the Employer with evidence of insurability forms, if required, that prospective Covered Persons must complete. Once Prudential receives the necessary information, which may include doctors’ statements, medical examinations from physicians or paramedical vendors, test results, and other information, Prudential will make a decision regarding its willingness to accept the risk, and the price at which Prudential will accept the risk. Prudential will issue the Coverage when the risk has been accepted and priced.

ADDITIONAL INFORMATION ABOUT COVERAGES IN DEFAULT

When a Coverage is in default, no part of such Coverage Fund is available to the Contract Holder. The Contract Holder may not take any loans, withdrawals or surrenders, or make any transfers among the investment options. In addition, during any period in which a Coverage is in default, the Contract Holder may not change the way in which subsequent premiums are allocated or increase the amount of insurance by increasing the Basic Insurance or Target Term Insurance.

SERVICE FEES PAYABLE TO PRUDENTIAL

Prudential has entered into agreements with the investment adviser or distributor of many of the underlying Funds. Under the Terms of these agreements, Prudential provides administrative and support services to the Funds for which it receives an annual fee that, as of ________, 2006, ranges from ____% to ____% of the average assets allocated to the Variable Investment Options from the investment adviser, distributor and/or the Fund. These agreements, including the fees paid and services provided, can vary for each Funds associated with the Variable Investment Options.

EXPERTS

The consolidated financial statements of Prudential and subsidiaries as of December 31, 2005 and 2004 and for each of the three years in the period ended December 31, 2005 and the financial statements of the Account as of December 31, 2005 and for each of the two years in the period then ended included in this Statement of Additional Information have been so included in reliance on the reports of __________, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. _____________ principal business address is ________________________.

Actuarial matters included in this Statement of Additional Information have been examined by ________________, FSA, MAAA, Vice President & Actuary, whose opinion is filed as an exhibit to the registration statement.

PERFORMANCE DATA

Average Annual Total Return

The Account may advertise average annual total return information calculated according to a formula prescribed by the U.S. Securities and Exchange Commission (“SEC”). Average annual total return shows the average annual percentage increase, or decrease, in the value of a hypothetical contribution allocated to a Variable Investment Option from the beginning to the end of each specified period of time. The SEC standardized version of this performance information is based on an assumed contribution of $1,000 allocated to a Subaccount at the beginning of each period and full withdrawal of the value of that amount at the end of each specified period. This method of calculating performance further assumes that (i) a $1,000 contribution was allocated to a Variable Investment Option and (ii) no transfers or additional payments were made. Premium taxes are not included in the term “charges” for purposes of this calculation. Average annual total return is calculated by finding the average annual compounded rates of return of a hypothetical contribution that would compare the Unit Value on the first day of a specified period to the ending redeemable value at the end of the period according to the following formula:

P(1+T)n = ERV

Where T equals average annual total return, where ERV (the ending redeemable value) is the value at the end of the applicable period of a hypothetical contribution of $1,000 made at the beginning of the applicable period, where P equals a hypothetical contribution of $1,000, and where n equals the number of years.

Non-Standard Total Return

In addition to the standardized average annual total return information described above, Prudential may present total return information computed on bases different from that standardized method. The Account may also present aggregate total return figures for various periods, reflecting the cumulative change in value of an investment in the Account for the specified period.

For the periods prior to the date the Variable Investment Options commenced operations, non-standard performance information for the Coverages will be calculated based on the performance of the Funds and the assumption that the Variable Investment Options were in existence for the same periods as those indicated for the associated Funds, with the level of Coverage charges that were in effect at the inception of the Variable Investment Options (this is referred to as “hypothetical performance data”). Standard and non-standard average annual return calculations include the mortality and expense risk charge under the Variable Investment Options, but do not reflect other life insurance Coverage charges (sales, administration, and actual cost of insurance) nor any applicable surrender or lapse charges, which would significantly lower the returns. Information stated for any given period does not indicate or represent future performance.

Money Market Subaccount Yield

The “total return” figures for the Money Market Subaccount are calculated using historical investment returns of the Money Market Portfolio of _______________ as if PruBenefit SelectSM had been investing in that subaccount during a specified period. Fees associated with the ________ Fund are reflected; however, all fees, expenses, and charges associated with PruBenefit SelectSM are not reflected.

The yield is computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one accumulation unit of the Money Market Variable Investment Option at the beginning of a specified period, subtracting a hypothetical charge reflecting deductions from the Coverage Fund, and dividing the difference by the value of the Variable Investment Option at the beginning of the base period to obtain the base period return, and then multiplying the base period return by (365/7), with the resulting figure carried to the nearest ten-thousandth of 1%. The effective yield is obtained by taking the base period return, adding 1, raising the sum to a power equal to 365 divided by 7, and subtracting 1 from the result, according to the following formula: Effective Yield ([base period return + 1] 365/7)-1.

The yields on amounts held in the Money Market Variable Investment Option will fluctuate on a daily basis. Therefore, the stated yields for any given period are not an indication of future yields.

FINANCIAL STATEMENTS

The following financial statements describe the financial condition of Prudential as well as the Account. The financial statements of the Account should be distinguished from the consolidated financial statements of Prudential and its subsidiaries, which should be considered only as bearing upon the ability of Prudential to meet its obligations under the Group Contracts.

[Financial statements to be added by pre-effective amendment.]

Item 26. Exhibits

Exhibit (a)	Resolutions of the Board of Directors of The Prudential Insurance Company of America.
	i.	Resolution establishing The Prudential Variable Contract Account GI-2. (Note 1)
	ii.	Amendment to the Resolution proposing investment in unaffiliated mutual funds for the Prudential Variable Contract Account GI-2. (Note 2)

Exhibit (b)	Custodian Agreements. Not Applicable

Exhibit (c)	Underwriting Contracts.
	i.	Distribution Agreement between Pruco Securities, LLC and The Prudential Insurance Company of America. (Note 8)
	ii.	Proposed Form of Agreement between Pruco Securities, LLC and the independent brokers with respect to the Sale of the Group Contracts. (Note 8)
	iii.	Schedule of Commissions. (Note 8)

Exhibit (d)	Contracts.
	i.	Group Contract. (Note 7)
	ii.	Certificate of Coverage. (Note 7)
	iii.	Assignment Certificate. (Note 7)

Exhibit (e)	Applications.
	i.	Application Form for Group Contract. (Note 7)

Exhibit (f)	Depositor’s Certificate of Incorporation and By-Laws.
	i.	Charter of The Prudential Insurance Company of America, as amended July 19, 2004. (Note 5)
	ii.	By-laws of The Prudential Insurance Company of America, as amended September 10, 2002. (Note 4)

Exhibit (g)	Reinsurance Contracts. Not Applicable

Exhibit (h)	Participation Agreements.
	i.	Representative Fund Participation Agreement. (Note 8)

Exhibit (i)	Administrative Contracts. Not Applicable

Exhibit (j)	Other Material Contracts. Not Applicable

Exhibit (k)	Legal Opinion.
	i.	Opinion and Consent of _____, Esq. as to the legality of the securities being registered. (Note 8)

Exhibit (l)	Actuarial Opinion. Not Applicable

Exhibit (m)	Calculation. Not Applicable

Exhibit (n)	Other Opinions.
	i.	Written consent of ____, independent registered public accounting firm. (Note 8)

Exhibit (o)	Omitted Financial Statements. Not Applicable

Exhibit (p)	Initial Capital Agreements. Not Applicable

Exhibit (q)	Redeemability Exemption.
	i.	Memorandum describing Prudential’s issuance, transfer, and redemption procedures for the Contract pursuant to Rule 6e-3(T)(b)(12)(iii). (Note 8)

Exhibit (r)	Powers of Attorney. (Note 6)
F. Becker, G. Bethune, R. Carbone, W. Caperton III, G. Casellas, J. Cullen, W. Gray, III, J. Hanson, C. Horner, K. Krapek, A. Ryan, P. Sayre, J. Unruh

(Note 1)	Incorporated by reference to Registrant’s Form S-6, Registration No. 333-01031, filed February 16, 1996.
(Note 2)	Incorporated by reference to Pre-Effective Amendment No. 2 to Registration Statement, Registration No. 333-01031, filed January 27, 1997.
(Note 3)	Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement, Registration No. 333-01031, filed May 14, 1997.
(Note 4)	Incorporated by reference to Post–Effective Amendment No. 29 to Form N-6, Registration No. 33-20000, filed April 21, 2006 on behalf of The Prudential Variable Appreciable Account.
(Note 5)	Incorporated by reference to Post-Effective Amendment No. 18 to Form S-1, Registration No. 33-20083-01, filed April 14, 2005 on behalf of the Prudential Variable Contract Real Property Account.
(Note 6)	Incorporated by reference to Post-Effective Amendment No. 19 to Form S-1, Registration No. 33- 20083-01, filed April 19, 2006 on behalf of The Prudential Variable Contract Real Property Account.
(Note 7)	Filed herewith.
(Note 8)	To be filed by pre-effective amendment.

Item 27. Directors and Officers of the Depositor

Directors of Prudential are listed below:

Name and Principal Business Address*	Position and Offices with Depositor
Frederic K. Becker	Director
Gordon M. Bethune	Director
W. Gaston Caperton III	Director
Gilbert F. Casellas	Director
James G. Cullen	Director
William H. Gray, III	Director
Jon F. Hanson	Director
Constance J. Horner	Director
Karl J. Krapek	Director
Arthur F. Ryan	Chairman of the Board
James A. Unruh	Director

Principal Officers of Prudential are listed below:

Name and Principal Business Address*	Position and Offices with Depositor
Vivian L. Banta	Chief Executive Officer, Insurance Division
Richard J. Carbone	Senior Vice President and Chief Financial Officer
C. Edward Chaplin	Senior Vice President and Treasurer
Kathleen M. Gibson	Vice President, Secretary and Corporate Governance Officer
Robert C. Golden	Executive Vice President
Mark B. Grier	Vice Chairman, Financial Management
Susan L. Blount	Senior Vice President and General Counsel
Arthur F. Ryan	Chief Executive Officer and President
Peter B. Sayre	Senior Vice President and Corporate Controller

* The address of each Director and Officer is 751 Broad Street, Newark, NJ 07102.

Item 28. Persons Controlled by or Under Common Control with the Depositor or the Registrant

The subsidiaries of Prudential Financial, Inc. are listed under Exhibit 21.1 of the Annual Report on Form 10-K of Prudential Financial, Inc., Registration No. 001-16707, filed February 28, 2006, the text of which is hereby incorporated by reference.

Item 29. Indemnification

The Registrant, in conjunction with certain of its affiliates, maintains insurance on behalf of any person who is or was a trustee, director, officer, employee, or agent of the Registrant, or who is or was serving at the request of the Registrant as a trustee, director, officer, employee or agent of such other affiliated trust or corporation, against any liability asserted against and incurred by him or her arising out of his or her position with such trust or corporation.

New Jersey, being the state of organization of The Prudential Insurance Company of America (“Prudential”), permits entities organized under its jurisdiction to indemnify directors and officers with certain limitations. The relevant provisions of New Jersey law permitting indemnification can be found in Section 14A:3-5 of the New Jersey Statutes Annotated. The text of Prudential’s by-law, Article VII, Section 1, which relates to indemnification of officers and directors, is incorporated by reference to Exhibit 1A(6)(c) to Post-Effective Amendment No. 29 to Form N-6, Registration No. 33-20000, filed April 21, 2006, on behalf of The Prudential Variable Appreciable Account.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 30. Principal Underwriters

(a)	Pruco Securities, LLC (“Prusec”)

Pruco Securities, LLC (“Prusec”) is principal underwriter for the following investment companies: ___________________.

(b)	Information concerning the officers and directors of Prusec is set forth below.

[to be added by pre-effective amendment]

(c)	Compensation

During the year ended December 31, 2005, Prusec received no compensation or commissions from The Prudential Variable Contract Account GI-2.

Item 31. Location of Accounts and Records

The Depositor, The Prudential Insurance Company of America, is located at 751 Broad Street, Newark, New Jersey 07102. The Principal Underwriter, Pruco Securities, LLC (“Prusec”) is located at 751 Broad Street, Newark, New Jersey 07102-3777.

Each company maintains those accounts and records required to be maintained pursuant to Section 31(a) of the Investment Company Act and rules promulgated thereunder.

Item 32. Management Services

Not Applicable.

Item 33. Fee Representation

The Prudential Insurance Company of America (“Prudential Insurance”) represents that the fees and charges deducted under the Group Variable Universal Life Insurance contracts registered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Prudential Insurance.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, and its seal hereunto affixed and attested, all in the city of Newark and the State of New Jersey, on this 25th day of September, 2006.

THE PRUDENTIAL VARIABLE CONTRACT ACCOUNT GI-2

(Registrant)

By: THE PRUDENTIAL INSURANCE COMPANY OF AMERICA

(Depositor)

By: /s/__________________________
Rosanne J. Baruh
Vice President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

SIGNATURE AND TITLE

/s/*
Arthur F. Ryan CHAIRMAN OF THE BOARD, PRESIDENT AND CHIEF OPERATING OFFICER

/s/*
RICHARD J. CARBONE SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

/s/*
Peter B. Sayre SENIOR VICE PRESIDENT AND CORPORATE CONTROLLER

/s/*
FREDERIC K. BECKER DIRECTOR

/s/*
Gordon M. Bethune DIRECTOR

/s/*
W. Gaston Caperton, III DIRECTOR

/s/*
GILBERT F. CASELLAS DIRECTOR

/s/*
JAMES G. CULLEN DIRECTOR

/s/*
WILLIAM H. GRAY, III DIRECTOR

/s/*
JON F. HANSON DIRECTOR

/s/*
CONSTANCE J. HORNER DIRECTOR

/s/*
Karl J. Krapek DIRECTOR

/s/*
JAMES A. UNRUH DIRECTOR

*By: _______________________
THOMAS C. CASTANO
Attorney-in-fact
September 25, 2006

EXHIBIT INDEX

Item 26

(d)(i)	Group Contract
(d)(ii)	Certificate of Coverage
(d)(iii)	Assignment Certificate
(e)(i)	Application Form for Group Contract